Exhibit (a)(1)(i)

Offer to Purchase for Cash

All of the Outstanding Units of Beneficial Interest

in

HUGOTON ROYALTY TRUST

at

$0.20 Net Per Unit

by

XTO ENERGY INC.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT ONE MINUTE AFTER 11:59 PM, NEW YORK CITY TIME, AT THE END OF THE DAY ON TUESDAY, APRIL 28, 2020, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

THIS OFFER IS BEING MADE BY XTO ENERGY INC., A DELAWARE CORPORATION (THE “OFFEROR”), TO PURCHASE ALL OF THE OUTSTANDING UNITS OF BENEFICIAL INTEREST (THE “UNITS”) IN HUGOTON ROYALTY TRUST, A TEXAS EXPRESS TRUST (THE “TRUST”), FOR $0.20 PER UNIT NET TO THE SELLER IN CASH, WITHOUT INTEREST BUT SUBJECT TO ANY WITHHOLDING OF TAXES, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL (WHICH, TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS HERETO OR THERETO, COLLECTIVELY CONSTITUTE THE “OFFER”).

THE OFFER IS SUBJECT TO VARIOUS OTHER CONDITIONS, INCLUDING, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT VALIDLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF UNITS THAT WOULD CONSTITUTE AT LEAST 80% OF THE UNITS THEN OUTSTANDING. THE OFFER IS ALSO SUBJECT TO THE OTHER TERMS AND CONDITIONS THAT ARE CONTAINED IN THIS OFFER TO PURCHASE. THE OFFER IS NOT CONDITIONED ON OBTAINING FINANCING OR FUNDING THEREOF. SEE “THE OFFER—SECTION 15—CONDITIONS TO THE OFFER” FOR FURTHER DETAILS.

EACH UNITHOLDER SHOULD CONSULT WITH HIS OR HER OWN PROFESSIONAL ADVISORS AND MAKE HIS OR HER OWN DETERMINATION AS TO WHETHER TO TENDER UNITS PURSUANT TO THE OFFER. THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR UNITS. IN PARTICULAR, YOU SHOULD CAREFULLY REVIEW “THE OFFER—SECTION 5—MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” FOR A DISCUSSION OF THE TAX CONSEQUENCES OF THE OFFER.

QUESTIONS, REQUESTS FOR ASSISTANCE AND REQUESTS FOR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE NOTICE OF GUARANTEED DELIVERY MAY BE DIRECTED TO GEORGESON LLC, THE INFORMATION AGENT, AT THE ADDRESS AND TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE. UNITHOLDERS ALSO MAY CONTACT THEIR BROKERS, DEALERS, BANKS, TRUST COMPANIES OR OTHER NOMINEES FOR ASSISTANCE CONCERNING THE OFFER.

THIS OFFER TO PURCHASE IS NOT INTENDED TO AND DOES NOT CONSTITUTE (I) A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION FOR OR WITH RESPECT TO ANY SPECIAL MEETING OF THE UNITHOLDERS OR (II) A SOLICITATION OF A CONSENT OR AUTHORIZATION IN THE ABSENCE OF ANY SUCH MEETING. ANY SUCH SOLICITATION WHICH OFFEROR MAY MAKE WILL BE MADE ONLY PURSUANT TO PROXY OR CONSENT SOLICITATION MATERIALS COMPLYING WITH ALL APPLICABLE REQUIREMENTS OF SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

April 1, 2020

IMPORTANT

If you desire to tender all or any portion of your Units in the Offer, this is what you must do:

•

If you are a record holder (i.e., a unit certificate or uncertificated unit has been issued to you), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your unit certificates and any other documents required in the Letter of Transmittal to Computershare Trust Company N.A. (the “Depositary”), or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3—Procedures for Tendering Units” of this Offer to Purchase.

•

If you are a record holder and your unit is certificated but your unit certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Units using the enclosed Notice of Guaranteed Delivery. Please call Georgeson LLC (the “Information Agent”), toll free, at (800) 676-0281 for assistance. See “The Offer—Section 3—Procedures for Tendering Units” for further details.

•

If you hold your Units through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Units be tendered.

The Letter of Transmittal, the certificates for the Units and any other required documents must reach the Depositary prior to the expiration of the Offer (currently scheduled for one minute after 11:59 PM, New York City time, at the end of the day on Tuesday, April 28, 2020, unless extended or earlier terminated), or unless the procedures for guaranteed delivery described in “The Offer—Section 3—Procedures for Tendering Units” of this Offer to Purchase are followed.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

* * *

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from your broker, dealer, commercial bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the SEC at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

The Information Agent for the Offer is:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

(800) 676-0281

Email: hugoton@georgeson.com

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed information contained in the remainder of this Offer to Purchase, and you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal. This summary term sheet includes cross-references to other sections of this Offer to Purchase to direct you to the sections of the Offer to Purchase containing a more complete description of the topics covered in this summary term sheet. Unless the context otherwise requires, the terms “we,” “our” and “us” refer to the Offeror. The information concerning the Trust contained herein and elsewhere in the Offer to Purchase has been taken from or is based upon publicly available documents or records of Trust on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer, or has been prepared by the Offeror in connection with the Offeror’s dealings with the Trust pursuant to the Trust Indenture described below. The Offeror has not independently verified the accuracy or completeness of information regarding the Trust not involving the Offeror and assumes no responsibility for the accuracy or completeness of such information.

Securities Sought	All of the outstanding units of beneficial interest in the Trust (the “Units”).

Price Offered Per Unit	$0.20 per Unit, net to the seller in cash, without interest but subject to any withholding of taxes (the “Offer Price”).

Scheduled Expiration of Offer	One minute after 11:59 PM, New York City time, at the end of the day on Tuesday, April 28, 2020, unless the Offer is extended or earlier terminated. See “The Offer—Section 1—Terms of the Offer.”

The Offeror	XTO Energy Inc., a Delaware corporation.

The following are some of the questions you, as a holder of Unit(s), may have, and answers to those questions.

Who is offering to buy my securities?

Our name is XTO Energy Inc. We are a Delaware corporation and a leading natural gas and oil producer in the U.S. with expertise in developing tight gas, shale gas and unconventional oil resources. We own interests in approximately 50,000 producing oil and natural gas wells across the United States, and hold approximately 10 million acres. We are a wholly owned subsidiary of Exxon Mobil Corporation (“ExxonMobil”), one of the world’s largest publicly traded international oil and gas companies. Neither the Offeror nor ExxonMobil is currently a unitholder of the Trust.

Effective December 1, 1998, we (formerly known as Cross Timbers Oil Company) conveyed to the Trust net profits interests in certain long-lived, principally natural gas, properties in Kansas, Oklahoma and Wyoming under three separate conveyances (collectively, the “Conveyances”). The net profits interests entitle the Trust to receive 80% of the net proceeds (as defined in the Conveyances) from the sales of oil and gas produced from the underlying properties, and are collectively referred to herein as the “Net Profits Interests”. In connection with the Conveyances, we are party to the Royalty Trust Indenture of Hugoton Royalty Trust, dated as of December 1, 1998 and amended and restated on March 24, 1999 (the “Trust Indenture”), with Simmons Bank (the “Trustee”). The Net Profits Interests are the sole non-cash asset of the Trust other than certain short-term investments. We own the properties underlying the Net Profits Interests and operate approximately 83% of the producing wells. In connection with such ownership and operation and our obligations pursuant to the Trust Indenture, we regularly interact and communicate with the Trust and the Trustee regarding the Net Profits Interests. We also provide the annual audited statements of revenues and direct operating expenses and unaudited quarterly statements of revenues and direct operating expenses for the Trust, prepare the “Trustee’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Trust’s annual report on Form 10-K and our parent company, ExxonMobil, signs, alongside the Trustee, the SEC filings of the Trust. See the “Introduction” to this Offer to Purchase, “The Offer—Section 8—Certain Information Concerning the Trust” and “The Offer—Section 9—Certain Information Concerning the Offeror.”

What securities are you offering to purchase?

We are offering to purchase all of the Units, on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. See the “Introduction” to this Offer to Purchase and “The Offer—Section 1—Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire at least 80% of the outstanding Units.

Following any successful consummation of the Offer, the Offeror intends to make an offer to the Trustee to purchase all of the Net Profits Interests. Pursuant to the Trust Indenture, the Trustee has the ability to conditionally accept any such offer or to seek additional offers from outside parties for the assets before making a determination with respect to the Offeror’s offer. If the Trustee determines that the Offeror’s offer is in the best interest of the unitholders, then the Trustee may conditionally accept the Offeror’s offer for the Net Profits Interests. Pursuant to the terms of the Trust Indenture, the Trustee would then be required to submit any proposed sale of the Net Profits Interests to a vote of unitholders, with the sale requiring approval of the holders of at least 80% of the Units then outstanding. As the owner of at least 80% of the outstanding Units, the Offeror would have the practical ability to cause such proposed sale to be approved. Pursuant to the Trust Indenture, the Trust would terminate upon the closing of such sale of all of the Net Profits Interests, and the Trustee would distribute the proceeds of the sale and any other cash in the Trust to unitholders, after paying and discharging all of the liabilities of the Trust or, where necessary, setting up reserves for contingent liabilities.

If the Offeror makes such an offer and the Trustee determines that the offer for the Net Profits Interests is not in the best interest of the unitholders or otherwise declines the offer, under the Trust Indenture, the Offeror, as a holder of at least 15% of the Units, would have the ability to cause the Trustee to call a meeting of the unitholders for the purpose of proposing and voting on the termination of the Trust. Under the Trust Indenture, termination of the Trust requires approval by holders of at least 80% of the then outstanding Units. If a meeting of the unitholders is held concerning the termination of the Trust, the Offeror currently anticipates that it would vote any Units it holds at the time of such meeting in favor of terminating the Trust. As the owner of at least 80% of the outstanding Units, the Offeror would have the practical ability to cause such proposed termination to be approved. In the event the Trust is terminated, under the Trust Indenture, the Trustee must, within two years of such termination, sell for cash in one or more sales all the properties (including the Net Profits Interests) other than cash then constituting the Trust estate, and the Trustee must promptly distribute the proceeds of any such sales to unitholders after paying, satisfying or discharging all liabilities of the Trust. If the Trustee fails to complete such sales within two years of the termination of the Trust, under the Trust Indenture, the Trustee must cause the property to be sold at a public auction to the highest cash bidder. The Trustee is not required to obtain unitholder approval for any sale of the Net Profits Interests following termination of the Trust, and the Trust Indenture authorizes the Trustee to accept any offer that it deems reasonable in its discretion. In connection with any such sale or sales of the Net Profits Interests, the Trust Indenture also authorizes the Trustee to engage the services of one or more investment advisers or other parties deemed by the Trustee to be qualified as experts on such matters to assist with such sales, and to rely on the advice of such advisers. Under the Trust Indenture, the proceeds of such sale must be used by the Trustee to pay, satisfy or discharge all liabilities of the Trust and subsequently to make cash distributions to unitholders. In any case in which the Trustee seeks to sell the Net Profits Interests, the Offeror currently anticipates that it would make an offer to the Trustee to purchase the Net Profits Interests, and the Offeror and its affiliates reserve the right to purchase the Net Profits Interests if such offer is accepted. See “The Offer—Section 12—Purpose of the Offer; Second Step Net Profits Interest Acquisition; Unitholder Approval; Appraisal Rights.”

For purposes of this Offer, any purchase of the Net Profits Interests by the Offeror or any of its affiliates either in connection with a sale approved by the Trustee (as described in the second preceding paragraph) and the unitholders or in connection with and following the termination of the Trust (as described in the preceding paragraph) is referred to as a “Second Step Net Profits Interest Acquisition.”

There can be no assurance that the per Unit proceeds available for distribution to unitholders following any Second Step Net Profits Interest Acquisition will not be less than the Offer Price.

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $0.20 per Unit net to the seller in cash, without interest but subject to any withholding of taxes. If you are the record holder of your Units (i.e., a unit certificate or uncertificated unit has been issued to you) and you directly tender your Units to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Units through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Units on your behalf, they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase and “The Offer—Section 2—Acceptance for Payment and Payment for Units.”

Do you have the financial resources to pay for the units?

Yes. We will have sufficient resources available to us to make the payment for your Units. We estimate that we will need approximately $9 million to purchase all outstanding Units in the Offer and to pay related fees and expenses. We will be able to provide such amount from our existing corporate cash balance. Consummation of the Offer is not subject to any financing condition. See “The Offer—Section 10—Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Units and accept the Offer because:

•	the Offer is being made for all outstanding Units solely for cash;

•	consummation of the Offer is not subject to any financing condition; and

•	as described above, we expect to have sufficient funds to purchase all Units validly tendered, and not validly withdrawn, in the Offer.

See “The Offer—Section 10—Source and Amount of Funds.”

What are the most significant conditions to the Offer?

The Offer is conditioned on the satisfaction or waiver of several conditions, including, among other things, there being validly tendered in accordance with the terms of the Offer and not validly withdrawn, immediately prior to the expiration of the Offer, a number of Units that represents at least 80% of the Units then outstanding as of the date and time at which the acceptance for payment of Units pursuant to and subject to the Offer occurs (the “Minimum Condition”).

If the Minimum Condition is not satisfied at the Expiration Date then the Offeror will not accept for payment or pay for Units pursuant to the Offer. The Offeror reserves the right, which it currently has no intention of exercising, to waive or reduce the Minimum Condition and to elect to purchase, pursuant to the Offer, fewer than the minimum number of Units, subject to applicable notification requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Offeror and its affiliates reserve the right, following expiration of the Offer, to purchase additional Units, either in open market or privately negotiated transactions, in one or more additional tender offers or otherwise, or to sell all or any portion of the Units owned by the Offeror.

The Minimum Condition and the other conditions to the Offer are referred to, collectively, as the “Offer Conditions.” The other conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer.” See also “The Offer—Section 16—Certain Legal Matters.” Consummation of the Offer is not conditioned on obtaining financing or the funding thereof.

What does the Trustee think about the Offer?

The Offeror has not had any communications with the Trustee regarding the Offer nor, to the knowledge of the Offeror, as of the date of this Offer, has the Trustee made any recommendation with respect to the Offer. See the “Introduction” and “The Offer—Section 11—Background of the Offer; Contacts with the Trust.” However, the Trust is required to file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to holders of Units. The Schedule 14D-9 will include a complete description of the Trustee’s recommendation with respect to the Offer and therefore unitholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

Do you have interests in the Offer that are different from interests as a holder of Units?

Yes. Our interests in the Offer are different from those of unitholders being asked to sell their Units. In particular, our financial interests with regard to the price to be paid in the Offer are adverse to the interests of unitholders being asked to sell their Units. Also, if you sell Units in the Offer, you will cease to be entitled to any net profits income, if any, attributable to such Units, nor will you have the opportunity to participate in any future appreciation, if any, in the public trading price of the Units. On the other hand, we will benefit from the net profits income, if any, attributable to such sold Units, and any appreciation in the public trading price of the Units. In addition, we own the properties underlying the Net Profits Interests and operate approximately 83% of the producing wells. See “The Offer—Section 8—Certain Information Concerning the Trust,” “The Offer—Section 9—Certain Information Concerning the Offeror,” “The Offer—Section 11—Background of the Offer; Contacts with the Trust” and “The Offer—Section 12—Purpose of the Offer; Second Step Net Profits Interest Acquisition; Unitholder Approval; Appraisal Rights.”

How long do I have to decide whether to tender in the Offer?

You have until one minute after 11:59 PM, New York City time, at the end of the day on Tuesday, April 28, 2020, to decide whether to tender your Units in the Offer, unless we extend the Offer (such date and time, the “Expiration Date”) or the Offer is earlier terminated. See “The Offer—Section 1—Terms of the Offer.” If you cannot deliver everything required to make a valid tender to the Depositary prior to such time, you may be able to use a guaranteed delivery procedure, which is described in “The Offer—Section 3—Procedures for Tendering Units.” Please be aware that if your Units are held by a broker, dealer, commercial bank, trust company or other nominee, they may require advance notification before the Expiration Date.

Can the Offer be extended and under what circumstances?

Yes. If any of the Offer Conditions are not satisfied or waived at any scheduled Expiration Date, the Offeror may extend the Offer at any time or from time to time for any reason. The Offeror is also required to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period otherwise required by applicable law. See “The Offer—Section 1—Terms of the Offer” for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. See “The Offer—Section 1—Terms of the Offer.”

How do I tender my Units?

If you desire to tender all or any portion of your Units in the Offer, this is what you must do:

•

If you are a record holder (i.e., a unit certificate or uncertificated unit has been issued to you), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your unit certificates and any other documents required in the Letter of Transmittal to Computershare Trust Company N.A. (the “Depositary”) at the address provided on the back cover of this Offer to Purchase, or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3—Procedures for Tendering Units” of this Offer to Purchase.

•

If you are a record holder and your unit is certificated but your unit certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Units using the enclosed Notice of Guaranteed Delivery. Please call Georgeson LLC (the “Information Agent”), toll free, at (800) 676-0281 for assistance.

•

If you hold your Units through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Units be tendered.

See “The Offer—Section 3—Procedures for Tendering Units” for further details.

Until what time can I withdraw tendered Units?

You can withdraw some or all of the Units that you previously tendered in the Offer at any time prior to the Expiration Date. Further, if we have not accepted your Units for payment by 60 days from the date of the commencement of the Offer, you may withdraw them at any time after such date. However, once we accept your tendered Units for payment upon expiration of the Offer, you will no longer be able to withdraw them. See “The Offer—Section 4—Withdrawal Rights.”

How do I withdraw tendered Units?

To withdraw Units, you must deliver a written notice of withdrawal, or a facsimile of one, which includes the required information, to the Depositary while you have the right to withdraw the Units. If you tendered Units by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange to withdraw the Units. See “The Offer—Section 4—Withdrawal Rights.”

When and how will I be paid for my tendered units?

If the conditions to the Offer set forth in “The Offer—Section 15—Conditions of the Offer” are satisfied or waived as of the expiration of the Offer, we will accept and pay for all validly tendered and not validly withdrawn units promptly after the date of expiration of the Offer (and in any event within one business day with respect to acceptance and three business days with respect to payment).

We will pay for your validly tendered and not validly withdrawn units by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered units will be made only after timely receipt by the Depositary of certificates for such units (or of a confirmation of a book-entry transfer of such units as described in “The Offer—Section 3—Procedures for Tendering Units”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such units.

Will the Offer be followed by a merger if not all of the Units are tendered in the Offer?

No. There are currently no plans for a merger if all of the Units are not tendered in the Offer. However, the Offeror and its affiliates intend to make a Second Step Net Profits Interest Acquisition. The Offeror and its affiliates also reserve the right, following expiration of the Offer, to purchase additional Units, either in open market or privately negotiated transactions, in one or more additional tender offers or otherwise, or to sell all or any portion of the Units owned by the Offeror. See “The Offer—Section 12—Purpose of the Offer; Second Step Net Profits Interest Acquisition; Unitholder Approval; Appraisal Rights.”

If I decide not to tender, how will the Offer affect my Units?

If you decide not to tender your Units in the Offer and the Offeror purchases all tendered Units, there may be so few remaining unitholders and publicly traded Units that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for Units held by holders other than us and the Units may no longer be eligible to be traded on the OTCQX® Best Market (the “OTCQX”). We cannot predict whether the reduction in the number of Units that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Units. The Trust may also no longer be required to make filings with the SEC or otherwise may no longer be required to comply with the SEC rules relating to publicly held entities. In addition, if the Offeror purchases all tendered Units and a Second Step Net Profits Interest Acquisition occurs, pursuant to the Trust Indenture, the Trust will terminate and the Trustee will distribute the proceeds of the sale and any other cash in the Trust to unitholders, after paying, satisfying and discharging all of the liabilities of the Trust or, where necessary, setting up reserves for contingent liabilities. There can be no assurance that the per Unit proceeds available for distribution to unitholders following any Second Step Net Profits Interest Acquisition will not be less than the Offer Price. See “The Offer—Section 7— Possible Effects of the Offer on the Market for the Units; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.”

Are appraisal rights available in the Offer?

No appraisal rights are available in connection with the Offer.

What is the market value of my Units as of a recent date?

On March 31, 2020, the last full trading day before the commencement of the Offer, the reported closing sale price of a Unit reported on the OTCQX was $0.105. The Offer Price represents a premium of approximately 43% to the Trust’s 60-day volume weighted average trading price ending March 31, 2020. You should obtain current market quotations before deciding whether to tender your Units. See “Section 6—Price Range of Units; Cash Distributions.”

What are the material U.S. federal income tax consequences of exchanging my Units pursuant to the Offer?

In general, your exchange of Units for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. Any payment to you will be made subject to withholding tax unless you provide the tax forms described below. You should consult your tax advisor about the tax consequences to you of exchanging your Units pursuant to the Offer in light of your particular circumstances. See “The Offer—Section 5—Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer, including certain income tax consequences of the Offer to Non-U.S. holders.

Who can I talk to if I have questions about the Offer?

You can call Georgeson LLC, the Information Agent, toll free, at (800) 676-0281. See the back cover of this Offer to Purchase.

To the Owners of Units of Beneficial Interest of Hugoton Royalty Trust:

INTRODUCTION

XTO Energy Inc. (the “Offeror”) is offering to purchase all of the outstanding units of beneficial interest (the “Units”), in Hugoton Royalty Trust, a Texas express trust (the “Trust”), for $0.20 per Unit (the “Offer Price”), net to the seller in cash, without interest but subject to any withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). Unless the context requires otherwise, the terms “we,” “our” and “us” refer to the Offeror.

If you are the record holder of your Units (i.e., a unit certificate or uncertificated unit has been issued to you), you will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 5 of the Letter of Transmittal, unit transfer taxes on the exchange of Units for cash pursuant to the Offer. Holders with Units held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if they will be charged any transaction fees. We will pay all charges and expenses of Computershare Trust Company N.A. (the “Depositary”) and Georgeson LLC, the information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See “The Offer—Section 17—Fees and Expenses.”

If you do not complete and sign the tax forms included in the Letter of Transmittal then any payment to you will be made subject to withholding tax. See “The Offer—Section 3—Procedures for Tendering Units—Tax Forms.”

We are making the Offer because we want to acquire at least 80% of the outstanding Units. Following any successful consummation of the Offer, the Offeror intends to make an offer to the Trustee to purchase all of the net profits interests (collectively, the “Net Profits Interests”) conveyed to the Trust effective December 1, 1998. The Net Profits Interests entitle the Trust to receive 80% of the net proceeds (as defined in the Conveyances) from the sales of oil and gas produced from certain of the Offeror’s long-lived, principally natural gas, properties in Kansas, Oklahoma and Wyoming. In connection with the conveyance of the Net Profits Interests, we are party to the Royalty Trust Indenture of Hugoton Royalty Trust, dated as of December 1, 1998 and amended and restated on March 24, 1999 (the “Trust Indenture”), with Simmons Bank (the “Trustee”). Any such sale of the Net Profits Interests would need to be approved by the Trustee and the unitholders. If the Offeror makes such an offer and the Trustee determines that the offer for the Net Profits Interests is not in the best interest of the unitholders or otherwise declines the offer, under the Trust Indenture, the Offeror, as a holder of at least 15% of the Units, would have the ability to cause the Trustee to call a meeting of the unitholders for the purpose of proposing and voting on the termination of the Trust. As the owner of at least 80% of the outstanding Units, the Offeror would have the practical ability to cause such proposed termination to be approved. In the event the Trust is terminated, under the Trust Indenture, the Trustee must, within two years of such termination, sell for cash in one or more sales all the properties (including the Net Profits Interests) other than cash then constituting the Trust estate, and the Trustee must promptly distribute the proceeds of any such sales to unitholders after paying, satisfying or discharging all liabilities of the Trust. The Trustee is not required to obtain unitholder approval for any sale of the Net Profits Interests following termination of the Trust, and the Trust Indenture authorizes the Trustee to accept any offer that it deems reasonable in its discretion. In any case in which the Trustee seeks to sell the Net Profits Interests, the Offeror currently anticipates that it would make an offer to the Trustee to purchase the Net Profits Interests, and the Offeror and its affiliates reserve the right to purchase the Net Profits Interests if such offer is accepted. For the purposes of this Offer, any purchase of the Net Profits Interests by the Offeror or any of its affiliates either in connection with a sale approved by the Trustee and the unitholders or in connection with and following the termination of the Trust is referred to as a “Second Step Net Profits Interest Acquisition.” See “The Offer—Section 12—Purpose of the Offer; Second Step Net Profits Interest Acquisition; Unitholder Approval; Appraisal Rights.” There can be no assurance that the per Unit proceeds available for distribution to unitholders following any Second Step Net Profits Interest Acquisition will not be less than the Offer Price.

The Offeror has not had any communications with the Trustee regarding the Offer nor, to the knowledge of the Offeror, as of the date of this Offer, has the Trustee made any recommendation with respect to the Offer. However, the Trust is required to file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to holders of Units. The Schedule 14D-9 will include a complete description of the Trustee’s recommendation with respect to the Offer and therefore unitholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

The Offer is conditioned on the satisfaction or waiver of several conditions, including, among other things, there being validly tendered in accordance with the terms of the Offer and not validly withdrawn, immediately prior to the expiration of the Offer, a number of Units that represents at least 80% of the Units then outstanding as of the date and time at which the acceptance for payment of Units pursuant to and subject to the Offer occurs (the “Minimum Condition”). Other conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer.” See also “The Offer—Section 16—Certain Legal Matters.”

According to the Trust’s most recently filed Form 10-K, as of the close of business on March 4, 2020, the most recent practicable date, there were 40,000,000 Units issued and outstanding. We anticipate that the Minimum Condition would be satisfied if approximately 32,000,000 Units are validly tendered pursuant to the Offer and not withdrawn as of immediately prior to the Acceptance Time.

The Offer is conditioned upon the fulfillment of the conditions described in “The Offer—Section 15—Conditions to the Offer.” The Offer will expire at one minute after 11:59 PM, New York City time, at the end of the day on Tuesday, April 28, 2020, unless the Offer is extended or earlier terminated.

This Offer is not intended to and does not constitute (i) a solicitation of a proxy, consent or authorization for or with respect to any special meeting of the unitholders or (ii) a solicitation of a consent or authorization in the absence of any such meeting. Any such solicitation which the Offeror may make will be made only pursuant to proxy or consent solicitation materials complying with all applicable requirements of Section 14(a) of the Exchange Act.

Certain material U.S. federal income tax consequences of the sale of Units pursuant to the Offer are described in “The Offer—Section 5—Material U.S. Federal Income Tax Consequences.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay (subject to withholding tax) for all of the Units that were validly tendered and not withdrawn in accordance with the procedures set forth in “—Section 3—Procedures for Tendering Units” at or prior to the Expiration Date. “Expiration Date” means one minute after 11:59 PM, New York City time, at the end of the day on Tuesday, April 28, 2020, unless extended or earlier terminated, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is subject to the conditions set forth in “—Section 15—Conditions to the Offer” (the “Offer Conditions”), which include, among other things, the satisfaction of the Minimum Condition. Subject to the satisfaction and waiver of the conditions to the Offer, we will accept and pay for all Units validly tendered and not withdrawn pursuant to the Offer promptly after the Expiration Date. “Acceptance Time” means the date and time at which the Offeror first accepts for payment Units validly tendered and not withdrawn pursuant to the Offer.

If any of the Offer Conditions are not satisfied or waived at any scheduled Expiration Date, the Offeror may extend the Offer for one or more successive periods until such Offer Conditions are satisfied or waived. The Offeror is also required to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period otherwise required by the listing requirements of the OTCQX® Best Market (the “OTCQX”) and applicable law. The Offeror reserves the right, which it currently has no intention of exercising, to waive any of the conditions to the Offer, including the Minimum Condition, subject to applicable notification requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Offeror and its affiliates reserve the right, following expiration of the Offer, to purchase additional Units, either in open market or privately negotiated transactions, in one or more additional tender offers or otherwise, or to sell all or any portion of the Units owned by the Offeror.

Subject to the foregoing paragraph, if we make a material change to the terms of the Offer or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials, in each case, to the extent required by applicable law. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that, in its view, an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to holders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought (including, for the avoidance of doubt, a change in price or percentage of securities sought), a minimum of 10 business days generally is required to allow adequate dissemination and investor response. If, prior to the Expiration Date, the Offeror increases the consideration being paid for Units accepted for payment pursuant to the Offer, such increased consideration will be paid to all holders whose Units are purchased pursuant to the Offer, whether or not such Units were tendered prior to the announcement of the increase in consideration.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

A request will be made on the date of this Offer to Purchase to the Trustee for the use of the Trust’s unitholder list and security position listings for the purpose of disseminating the Offer to holders of Units. Once the Trust has provided such list and listings or otherwise complied with such request, this Offer to Purchase and the Letter of Transmittal and other relevant materials will be mailed to record holders of Units and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the unitholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Units.

2.	Acceptance for Payment and Payment for Units

Upon the terms and subject to the conditions to the Offer, we will accept for payment and pay for, promptly after the Expiration Date, all of the Units that were validly tendered and not withdrawn at or prior to the Expiration Date. We will pay for Units accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary for the purpose of receiving payments from us and transmitting such payments to you. Upon the deposit of such funds with the Depositary, the Offeror’s obligation to make such payment will be satisfied in full, and tendering holders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Units pursuant to the Offer.

In all cases, payment for Units accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Units (or of a confirmation of a book-entry transfer of such Units into the Depositary’s account at the Book-Entry Transfer Facility (as defined below)), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or, in connection with a book-entry transfer of Units held of record by a clearing corporation as nominee, an Agent’s Message (defined in “—Section 3—Procedures for Tendering Units—Book-Entry Delivery”) in lieu of the Letter of Transmittal and (iii) any other required documents. For a description of the procedure for tendering Units pursuant to the Offer, see “—Section 3—Procedures for Tendering Units.” Accordingly, payment may be made to tendering holders at different times if delivery of the Units and other required documents occurs at different times.

In all cases, if you do not complete and sign the tax forms included in the Letter of Transmittal then any payment to you will be made subject to withholding tax. See “—Section 3—Procedures for Tendering Units—Tax Forms.”

For the purposes of the Offer, we will be deemed to have accepted for payment tendered Units when, as and if we give oral or written notice of our acceptance to the Depositary.

Under no circumstances will we pay interest on the consideration paid for Units pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

Units tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition and payment for such tendered Units will not be made, in each case, unless and until Units underlying such Notice of Guaranteed Delivery are delivered to the Depositary.

If we do not accept for payment any tendered Units pursuant to the Offer for any reason, or if you submit certificates for more Units than are tendered, we will return certificates (or cause to be issued new certificates) representing unpurchased or untendered Units, without expense to you (or, in the case of Units delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in “—Section 3—Procedures for Tendering Units,” the Units will be credited to an account maintained at the Depository Trust Company (the “Book-Entry Transfer Facility”), promptly following the expiration, termination or withdrawal of the Offer).

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Units tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Units validly tendered and accepted for payment.

3.	Procedures for Tendering Units

Valid Tender of Units

Except as set forth below, in order for you to tender Units in the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees or, in the case of Units held in book-entry form by a clearing corporation as nominee, an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (i) you must deliver certificates for the Units representing tendered Units to the Depositary or you must cause your Units to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Units into the Depositary’s account at the Book-Entry Transfer Facility or (ii) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Units, including through the Book-Entry Transfer Facility, and all other required documents, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Units are sent by mail, we recommend that you use registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date. In all cases, you should allow sufficient time to ensure timely delivery.

The tender of Units pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Units being tendered, (ii) you have the full power and authority to tender, sell, assign and transfer the Units tendered, as specified in the Letter of Transmittal and (iii) when the Units are accepted for payment by us, we will acquire good and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not be subject to any adverse claims. Our acceptance for payment of Units tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Units, upon the terms and subject to the conditions to the Offer.

Book-Entry Delivery

The Depositary has established or will establish an account with respect to the Units for the purposes of the Offer at the Book-Entry Transfer Facility. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Units by causing the Book-Entry Transfer Facility to transfer such Units into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Units may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or, in the case of Units held of record in book-entry form by a clearing corporation as nominee, an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. An Agent’s Message may only be used in lieu of the Letter of Transmittal for Units held of record in book-entry form by a clearing corporation as nominee.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Units that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase prior to the Expiration Date. Delivery of the enclosed Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees

All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program, the Stock Exchange Medallion Program and the New York Stock Exchange, Inc. Medallion Signature Program or any other “eligible guarantor institution” (as such term is defined in Rule 17A(d)-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Units tendered are tendered (i) by a registered holder of Units who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the Units are certificated and are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for the Units for unpurchased Units are to be issued or returned to, a person other than the registered holder, then the tendered certificates for the Units must be endorsed or accompanied by appropriate unit powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for the Units, with the signatures on the certificates for the Units or unit powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the Units are certificated and the certificates representing the Units are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of certificates for the Units.

Guaranteed Delivery

If you wish to tender Units pursuant to the Offer and cannot deliver such Units and all other required documents to the Depositary or cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Date, you may nevertheless tender such Units if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary by the Expiration Date; and

•

the certificates for all such tendered Units (or a confirmation of a book-entry transfer of such Units into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within two OTCQX trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by email to canoticeofguarantee@computershare.com or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

Units tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition and payment for such tendered Units will not be made, in each case, unless and until Units underlying such Notice of Guaranteed Delivery are delivered to the Depositary.

Backup Withholding and FIRPTA Withholding

If you are a U.S. person, the Depositary generally will be required to withhold at the applicable backup withholding rate (currently 24%) from any payments made to you pursuant to the Offer, unless you provide the

Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal or otherwise establish an exemption from backup withholding. If you are a non-U.S. person, you generally will not be subject to backup withholding if you certify your non-U.S. status on the appropriate IRS Form W-8. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

Further, under the Foreign Investment in Real Property Tax Act of 1980, as amended (“FIRPTA”), if the beneficial owner of tendered Units does not provide the Offeror (or the Depositary as agent of the Offeror) a complete and properly executed IRS Form W-9 described above (or other certification satisfying the requirements of FIRPTA) certifying under penalties of perjury that such beneficial owner is a U.S. person, payments to, or on behalf of, such beneficial owner will be subject to withholding at a rate of 15% of the amount realized. Any amounts withheld by the Offeror to satisfy its potential FIRPTA withholding obligations generally will be credited against any remaining U.S. federal income tax liability of the tendering beneficial owner. See “—Section 5— Material U.S. Federal Income Tax Consequences—FIRPTA.”

Appointment of Proxy

By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Units tendered and accepted for payment by us (and any and all other Units or other securities issued or issuable in respect of such Units on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Units. Such appointment is effective only upon our acceptance for payment of such Units in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Units and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. We reserve the right to require that, in order for Units to be validly tendered, immediately upon our acceptance for payment of such Units, we are able to exercise full voting rights with respect to such Units and other securities (including voting at any meeting of holders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Units pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Units, for any meeting of the unitholders.

Determination of Validity

We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Units, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders of Units that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Units. Without limiting the foregoing, we may, for example, waive any requirement that the signatures on certificates for Units or unit powers be guaranteed by an Eligible Institution as provided in the Letter of Transmittal. No tender of Units will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of the Offeror, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. Tendering holders have the right to challenge our determination with respect to their Units.

4.	Withdrawal Rights

Except as described in this Section 4, tenders of Units made in the Offer are irrevocable. You may withdraw some or all of the Units that you have previously tendered in the Offer at any time before the Expiration Date and, if such Units have not yet been accepted for payment as provided herein, any time after May 31, 2020, which is 60 days from the date of the commencement of the Offer.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Units or are unable to accept for payment or pay for Units pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Units tendered, and such Units may not be withdrawn except to the extent that you duly exercise withdrawal rights as described in this Section 4.

For your withdrawal to be effective, a written or emailed notice of withdrawal with respect to the Units must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase or at canoticeofguarantee@computershare.com, and the notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn, the number of Units to be withdrawn and the name of the registered holder of Units, if different from that of the person who tendered such Units. If the Units to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Units tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Units. In addition, such notice must specify, in the case of Units tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Units to be withdrawn or, in the case of Units tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Units. Withdrawals may not be rescinded, and Units withdrawn will thereafter be deemed not validly tendered. However, withdrawn Units may be retendered at any time before the Expiration Date by again following any of the procedures described in “—Section 3—Procedures for Tendering Units.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of the Offeror, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our determination will be final and binding. Tendering holders have the right to challenge our determination with respect to their Units.

5.	Material U.S. Federal Income Tax Consequences

The following discussion summarizes the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (in each case, as defined below) who exchange Units pursuant to the Offer, and is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and any changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis. This summary does not purport to be a comprehensive analysis or description of all potential U.S. federal income consequences of the Offer. This discussion does not address any aspect of the alternative minimum tax, the Medicare tax on net investment income, U.S. federal gift or estate tax, or state, local or non-U.S. taxation of the Offer, and it may not apply if you are a person otherwise subject to special tax treatment under the Code, such as certain former citizens or residents of the United States, dealers in securities or commodities, traders in securities that elect to mark their holdings to market, financial institutions, regulated investment companies, real estate investment trusts, taxpayers subject to tax on “unrelated business taxable income” including as a result of debt financing, persons whose functional currency is not the U.S. dollar, insurance companies, persons subject to special tax accounting rules as a result of any item of gross income with respect to Units being taken into account in an “applicable financial statement” (as defined in Section 451 of the Code), persons whose functional currency is not the U.S. dollar, persons deemed to sell Units under the constructive sale provisions of the Code, persons deemed pass-through entities, tax-exempt organizations (or persons holding their interest in Units through such an entity) or persons who hold shares as part of a hedging, integrated, conversion or constructive sale transaction or as a position in a straddle. All references to “unitholders” are to beneficial owners of the Units. This summary assumes that the Trust is a grantor trust for U.S. federal income tax purposes. This summary assumes that, for purposes of FIRPTA, the interests in the Trust are not considered “regularly traded on an established securities market” and are considered to be “United States real property interests.”

Unitholders are urged to consult their tax advisors as to the specific tax consequences of the exchange of Units pursuant to the Offer, including the effects of applicable state, local, non-U.S. and other tax laws.

U.S. Holders

Except as otherwise set forth below, the following discussion is limited to the material U.S. federal income tax consequences relevant to a unitholder that is a citizen or individual resident of the United States, a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia, or an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source (a “U.S. Holder”). If a partnership for U.S. federal income tax purposes (a “partnership”) holds Units, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Persons holding Units through a partnership should consult their own tax advisors regarding the tax consequences of exchanging the Units pursuant to the Offer.

A U.S. Holder’s sale of Units pursuant to the Offer will be treated, for U.S. federal income tax purposes, as a taxable sale of its undivided interest in each of the assets of the Trust. In general, if a U.S. Holder exchanges Units pursuant to the Offer, it will recognize gain or loss equal to the difference between its adjusted tax basis of such Units and the amount of cash received in exchange therefor. A U.S. Holder’s tax basis in its Units will generally include the share of the debts of the Trust allocable to its Units, if any, at the time that such U.S. Holder acquired the Units, and such tax basis will be reduced, but not below zero, by any depletion deductions that such U.S. Holder has been allowed. The amount realized by a U.S. Holder will generally include the share of the debts of the Trust allocable to its Units, if any, at the time the Units are sold. The character of the gain or loss as ordinary income or loss or as capital gain or loss will be determined by reference to the Net Profits Interests, rather than by reference to the Units (with the result that, among other things, the depletion recapture rules will generally require a U.S. Holder to recharacterize, as ordinary income, any capital gain recognized in connection with the sale of its Units, but not in excess of the depletion deductions previously allowed to reduce such U.S. Holder’s tax basis in its Units). Any gain or loss on Units tendered by an individual U.S. Holder who has a holding period for such Units of more than one year should be long-term capital gain or loss, except to the extent of any depletion recapture (as described above). Long-term capital gains of noncorporate taxpayers generally are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations. If a noncorporate U.S. Holder has a holding period for such Units of 12 months or less, any capital gain recognized on the tender of such Units should be short-term capital gain which is subject to tax at ordinary income rates.

Non-U.S. Holders

The following is a summary of the material U.S. federal income tax consequences that will apply if you are a Non-U.S. Holder of Units. The term “Non-U.S. Holder” means a unitholder that is not a U.S. Holder or a partnership.

All (or substantially all) of the gain recognized by a non-U.S Holding upon a sale of Units pursuant to the Offer is expected to be treated under FIRPTA as effectively connected with the conduct of a trade or business within the United States and be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Information Reporting and Backup Withholding

Proceeds from the sale of Units pursuant to the Offer generally are subject to information reporting, and may be subject to backup withholding at the applicable rate (currently 24%) if you fail to provide a valid taxpayer identification number and or to comply with certain certification procedures or otherwise establish an exemption from backup withholding. Each non-corporate unitholder who is a U.S. Holder and who does not otherwise establish an exemption from backup withholding will satisfy such certification requirement by furnishing the Offeror or the Depositary with a properly completed and executed IRS Form W-9 (a copy of which is included in the Letter of Transmittal) certifying under penalties of perjury that such unitholder is a U.S. person. Failure to timely provide the correct taxpayer identification number on the IRS Form W-9 may subject the unitholder to a $50 penalty imposed by the IRS. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service. See “—Section 3—Procedures for Tendering Units—Backup Withholding.”

FIRPTA Withholding

Under the FIRPTA rules, the proceeds from the sale of Units by a unitholder pursuant to the Offer will be subject to a withholding tax (currently 15%) unless the Offeror is provided with a certificate establishing that such unitholder is a U.S. person for U.S. federal income tax purposes. Pursuant to proposed Treasury regulations (upon which taxpayers may rely pending finalization), a U.S. Holder can satisfy the certification requirements under FIRPTA by furnishing to the Offeror (or the Depositary as agent of the Offeror) a properly completed and executed IRS Form W-9 (a copy of which is included in the Letter of Transmittal) certifying under penalties of perjury that such unitholder is a U.S. person. Failure to complete and provide a satisfactory IRS Form W-9 or alternative non-foreign status certification (if applicable) will result in FIRPTA withholding on payments made to you pursuant to the Offer. Any federal income tax withheld under FIRPTA should be considered a credit in computing any U.S. federal income tax liabilities of the unitholder.

Non-Tendering Unitholders

It is assumed for purposes of this discussion that the Trust will continue to be classified as a grantor trust for U.S. federal income tax purposes subsequent to the consummation of the Offer. Subsequent to the successful consummation of the Offer, the Offeror intends to make an offer to the Trustee to purchase all of the Net Profits Interests and, if the Trustee determines that the offer for the Net Profits Interests is not in the best interest of the unitholders or otherwise declines the offer, the Offeror, as a holder of at least 15% of the Units, would have the ability to cause the Trustee to call a meeting of the unitholders for the purpose of proposing and voting on the termination of the Trust. As the owner of at least 80% of the outstanding Units, the Offeror would have the practical ability to cause such proposed termination to be approved. See “—Section 12— Purpose of the Offer; Second Step Net Profits Interest Acquisition; Unitholder Approval; Appraisal Rights.” In the event of termination of the Trust, the Trust Indenture requires the Trustee to sell for cash in one or more sales all the properties other than cash then held by the Trust and, as promptly as possible, to distribute the proceeds of any such sales and any other cash held by the Trust to the unitholders, after paying, satisfying and discharging all of the liabilities of the Trust or, where necessary, setting up reserves for contingent liabilities in such amounts as the Trustee in its discretion deems appropriate. Unitholders are urged to consult their tax advisors as to the U.S. federal income tax treatment of such liquidation and distribution.

6.	Price Range of Units; Cash Distributions

The Units are listed and principally traded on the OTCQX® Best Market (the “OTCQX”) under the symbol “HGTXU.”

The following table sets forth for the periods indicated the high and low intraday sales prices per Unit on the New York Stock Exchange until August 27, 2018, and, subsequent to August 27, 2018, on the OTCQX for each quarterly period since 2017, and the per Unit cash dividend declared during each such quarterly period, as reported in published financial sources:

Quarter Ended	High	Low	Distributions
	$	$	$
2017
First Quarter	2.30	1.65	0.05
Second Quarter	2.35	1.70	0.03
Third Quarter	1.95	1.55	0.01
Fourth Quarter	1.90	1.30	0.02

2018
First Quarter	1.50	0.55	0.01
Second Quarter	0.90	0.60	0.00
Third Quarter	0.69	0.28	0.00
Fourth Quarter	0.57	0.25	0.00

2019
First Quarter	0.65	0.40	0.00
Second Quarter	0.58	0.30	0.00
Third Quarter	0.45	0.25	0.00
Fourth Quarter	0.32	0.10	0.00

2020
First Quarter	0.23	0.09	0.00

On March 31, 2020, the last full trading day before the commencement of the Offer, the reported closing sale price of a Unit reported on the OTCQX was $0.105. The Offer Price represents a premium of approximately 43% to the Trust’s 60-day volume weighted average trading price ending March 31, 2020. Before deciding whether to tender, you should obtain a current market quotation for the Units.

Holders of record of Units on the record date for any monthly cash distribution declared by the Trust prior to the transfer to and acceptance by the Offeror of the Units purchased pursuant to the Offer will be entitled to receive and retain any such monthly cash distribution. Pursuant to the Trust Indenture, the Trustee determines the amount of cash distributions to unitholders each month and distributes the resulting amount to unitholders of record within 10 business days after the monthly record date, which is the last business day of the month. The Trust has not made any cash distributions since March 2018.

7.	Possible Effects of the Offer on the Market for the Units; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations

Possible Effects of the Offer on the Market for the Units

If the Offer is consummated, the number of holders, and the number of Units that are still in the hands of the public, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Units held by holders other than the Offeror. We cannot predict whether the reduction in the number of Units that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Units or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer.

Stock Exchange Listing

Depending upon the number of Units purchased pursuant to the Offer, the Units may no longer meet the requirements for continued listing on the OTCQX. If, as a result of the purchase of Units pursuant to the Offer, the Units no longer meet the criteria for continued listing on the OTCQX, the market for the Units could be adversely affected. According to the OTCQX’s published guidelines, the Units would not meet the criteria for continued listing on the OTCQX if, among other things, (i) there were fewer than 50 stockholders, (ii) the bid price of the publicly held Units was less than $0.10 per Unit over a consecutive 30 day period or (iii) the aggregate market value of the publicly held Units was less than $5 million over a consecutive 30 day period. If, as a result of the purchase of Units pursuant to the Offer, the Units no longer meet the standards for continued listing on the OTCQX and the listing of Units is discontinued, the market for the Units could be adversely affected.

If the OTCQX were to delist the Units, it is possible that the Units would trade on another securities exchange or over-the-counter market and that price quotations for the Units would be reported by such exchange or through other sources. The extent of the public market for the Units and availability of such quotations would, however, depend upon such factors as the number of holders and the aggregate market value of the publicly held Units at such time, the interest in maintaining a market in the Units on the part of securities firms, the possible termination of registration of the Units under the Exchange Act and other factors.

Registration under the Exchange Act

The Units are currently registered under the Exchange Act. If the Offer is consummated, the purchase of the Units pursuant to the Offer may result in the Units becoming eligible for deregistration under the Exchange Act. Subject to the Trustee’s covenant under the Trust Indenture to take all actions necessary for the Units to remain registered under the Exchange Act until the Trust is terminated, registration may be terminated upon application of the Trust to the SEC if the Units are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Units under the Exchange Act, assuming there are no other securities of the Trust subject to registration, would substantially reduce the information required to be furnished by the Trust to holders of Units and to the SEC and would make certain of the provisions of the Exchange Act and the requirement to furnish the quarterly and annual report to holders no longer applicable to the Trust. If registration of the Units under the Exchange Act were terminated, the Units would no longer be eligible for stock exchange listing.

Margin Regulations

The Units are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Units. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Units pursuant to the Offer, the Units might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.	Certain Information Concerning the Trust

Except as specifically set forth in this Offer to Purchase, the information concerning the Trust contained herein and elsewhere in the Offer to Purchase has been taken from or is based upon publicly available documents or records of the Trust on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer, or has been prepared by the Offeror in connection with the Offeror’s dealings with the Trust pursuant to the Trust Indenture described below. The summary information below is qualified in its entirety by reference to the Trust’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. The Offeror has not independently verified the accuracy or completeness of information regarding the Trust not involving the Offeror and assumes no responsibility for the accuracy or completeness of such information. None of the Offeror or any of its affiliates or assigns, the Information Agent or the Depositary assumes any responsibility for the accuracy or completeness of such information, whether furnished by the Trust or contained in such documents and records, or for any failure by the Trust to disclose events that may have occurred or that may affect the significance or accuracy of any such information that is unknown to the Offeror or any of its affiliates or assigns, the Information Agent or the Depositary, as applicable.

General. The Trust was created on December 1, 1998 under the laws of Texas pursuant to the Trust Indenture, between NationsBank, N.A. (the initial trustee who has since then been succeeded by the Trustee) and the Offeror (formerly known as Cross Timbers Oil Company). Effective December 1, 1998, we conveyed the Net Profits Interests to the Trust under three separate conveyances (collectively, the “Conveyances”). In exchange for the Net Profits Interests conveyed, the Offeror received 40,000,000 Units. During 1999 and 2000, the Offeror sold a combined 18,300,000 Units primarily through an initial public offering and also through separate sales to certain of the Offeror’s officers. In May 2006, the Offeror distributed all of the remaining 21,700,000 Units owned by the Offeror as a dividend to the Offeror’s common stockholders at the time. On June 25, 2010, the Offeror became a wholly owned subsidiary of Exxon Mobil Corporation (“ExxonMobil”). Neither the Offeror nor ExxonMobil is currently a unitholder of the Trust.

The Net Profits Interests entitle the Trust to 80% of the net proceeds (as defined in the Conveyances) from the sales of oil and gas produced from certain long-lived, principally natural gas, properties in Kansas, Oklahoma and Wyoming. The Net Profits Interests are the sole non-cash asset of the Trust other than certain short-term investments. In connection with our operation of the properties underlying the Net Profits Interests and obligations pursuant to the Trust Indenture, we regularly interact and communicate with the Trust and the Trustee regarding the Net Profits Interests. We also provide the annual audited statements of revenues and direct operating expenses and unaudited quarterly statements of revenues and direct operating expenses for the Trust, prepare the “Trustee’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Trust’s annual report on Form 10-K and our parent company, ExxonMobil, signs, alongside the Trustee, the SEC filings of the Trust.

Summary of the Trust Indenture

The descriptions of the Trust Indenture in this section and elsewhere in this Offer to Purchase are qualified in their entirety by reference to the complete text of the Trust Indenture, which is filed as Exhibit (d)(1) to the Schedule TO. See “—Section 9—Certain Information Concerning the Offeror; Conflicts of Interest—Available Information.”

Overview.

As discussed above, the Offeror organized the Trust under Texas law to acquire and hold the Net Profits Interests for the benefit of the Trust unitholders. The assets of the Trust consist of the Net Profits Interests and any cash and temporary investments being held for the payment of expenses and liabilities and for distribution to the Trust unitholders. The Trust may not acquire any asset except the Net Profits Interests, cash and temporary cash investments, and it may not engage in any investment activity except investing cash on hand.

Duties and Powers of the Trustee.

The duties of the Trustee are specified in the Trust Indenture and by the laws of the State of Texas, except as modified by the Trust Indenture. The Trustee’s duties include: (i) collecting income attributable to the Net Profits Interests; (ii) paying expenses, charges and obligations of the Trust from the Trust’s income and assets; (iii) filing returns and statements for federal or state income tax purposes; (iv) making cash distributions to the unitholders of the Trust; and (v) subject to the limitations set forth in the Trust Indenture, taking any action it deems necessary or advisable to best achieve the purpose of the Trust. The Trustee, in its capacity as Trustee under the Trust, is not permitted to engage in any business or commercial activity of any kind. Under the Trust Indenture, the Trustee has no right or duty to operate the properties underlying the Net Profits Interests or to market any production from them.

Each month, the Trustee is required to pay the Trust’s obligations and expenses. The Trustee may distribute to the Trust unitholders the remaining proceeds (if any) attributable to the Net Profits Interests, or may reserve any remaining proceeds for future Trust obligations and expenses.

If a liability of the Trust is contingent or uncertain in amount or not yet currently due and payable, the Trustee, in its sole discretion, may establish a cash reserve to pay for such liability. If the Trustee determines that the cash on hand and the cash to be received are (or will be) insufficient to pay the liabilities of the Trust as they become due or to purchase Units from unitholders whose nationality or other status is an issue in any judicial or administrative proceeding which seeks cancellation or forfeiture of any property in which the Trust holds an interest, the Trustee may borrow funds required to pay such liabilities or make such purchases. The Trustee may borrow the funds from any person, including itself. If the Trustee borrows funds, the Trust unitholders will not receive distributions until the borrowed funds are repaid. The Trustee may also mortgage, pledge or grant a security interest in the assets of the Trust to secure payment of the indebtedness.

The cash held by the Trustee as a reserve against future liabilities or for distribution at the next distribution date must be invested in obligations of (or guaranteed by) the United States government, certain repurchase agreements secured by obligations of (or guaranteed by) the United States government or certain bank certificates of deposit.

Upon its determination that a sale of the Trust’s assets is in the best interest of the Trust unitholders, the Trustee may sell all or a material portion of the Trust’s assets with the approval of 80% of the outstanding unitholders. Upon termination of the Trust, the Trustee is required to sell the Net Profits Interests, and no approval from Trust unitholders is required.

The Trustee may require any Trust unitholder to dispose of its Units if an administrative or judicial proceeding in which the Trust or the Trustee is a named party seeks to cancel or forfeit any of the property in which the Trust holds an interest because of the nationality or any other status of such unitholder. If such unitholder fails to dispose of its Units, the Trustee has the right to purchase (and must purchase) such Units and to borrow funds to make that purchase (if necessary).

The Trustee may agree to modifications of the terms of the Conveyances or to settle disputes involving the Conveyances so long as such modifications or settlements do not change the character of the Net Profits Interests in such a way that alter the nature of the Net Profits Interests as rights to receive a share of proceeds of oil and gas produced from the properties burdened by such Net Profits Interests which are free of any obligation for operating expenses and as rights which do not possess any operating rights or obligations.

If the Offeror notifies the Trustee of its desire to sell for cash any of the properties underlying the Net Profits Interests to a third-party unaffiliated with the Offeror free of and unburdened by the Net Profits Interests, the Trustee must join in such sale and execute and deliver a partial release or assignment evidencing that such property is sold free and unburdened by the Net Profits Interests. However, the Trustee is not required to join in such sale if the value of the Net Profits Interests associated with the property to be sold in any calendar year exceeds 1% of value of all Net Profits Interests before such sale. Solely for purposes of calculating the value of the Net Profits Interests in any such proposed sale, the Trust Indenture provides that the value of the Net Profits Interests is to be calculated as the discounted present value of future net revenues attributable to the proved reserves attributable to such Net Profits Interests, as determined by reference to the most recent annual reserve report. The net proceeds from any such sale will be allocated 20% to the Offeror and 80% to the Trust.

The Trustee may consult with counsel, accountants, consultants, engineers, geologists, engineers and other parties the Trustee believes to be qualified as experts on the matters for which advice is sought. The Trustee will be protected for any action it takes in good faith and in accordance with the opinion of such experts and is authorized to make payments of all reasonable and necessary fees billed by such advisors out of the Trust’s property.

The Trustee may resign, with or without cause, at any time by notice to the Offeror and each of the Trust unitholders of record. Unitholders may remove the Trustee, with or without cause, at a duly held meeting of unitholders by the affirmative vote of the holders of a majority of all the Units then outstanding. No such resignation or removal will be effective until a qualified trustee has accepted appointment as successor Trustee.

Liability of the Trustee

In carrying out its powers and performing its duties, the Trustee may act in its discretion directly or (at the Trust’s expense) through agents and attorneys, and will be liable to the unitholders only for fraud, gross negligence or acts or omissions in bad faith as adjudicated by final, non-appealable judgment of a court of competent jurisdiction. The Trustee will not be liable for any act or omission of its agents or employees unless the Trustee acted in bad faith or with gross negligence in their selection and retention. The Trustee and its officers, agents and employees when acting in such capacity will be indemnified for any liability, expense, claim, damages or loss incurred in the administration of the Trust, except in cases of fraud, gross negligence or acts or omissions in bad faith. The Trustee will have a lien on the assets of the Trust as security for this indemnification and its compensation earned as Trustee. The Trustee is entitled to indemnification from assets of the Trust or, to the extent that assets of the Trust are exhausted, from the Offeror. Unitholders will not be liable to the Trustee for any indemnification. The Trustee must ensure that all contractual liabilities of the Trust are limited to the assets of the Trust and will be liable for its failure to do so, subject to the Trustee’s rights to be indemnified from the assets of the Trust described in this paragraph.

SEC Filings

The Trustee is authorized and obligated to (i) make on behalf of the Trust all filings required to be made under the Exchange Act or other applicable law, (ii) cause the Trust to comply with all rules, orders and regulations of the SEC and any applicable exchange and (iii) take all such other actions necessary for the Units to remain listed until the Trust is terminated. The Offeror is required to provide to the Trustee annual audited statements of revenues and direct operating expenses and unaudited quarterly statements of revenues and direct operating expenses for the Trust, prepare the “Trustee’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Trust’s annual report on Form 10-K and provide such other information as is not known to the Trustee or is otherwise more easily available to the Offeror than to the Trustee concerning the Net Profits Interests as is necessary for the Trustee to comply with the reporting obligations of the Trust pursuant to the Exchange Act. The Trustee is entitled to rely in good faith on all information provided to it by the Offeror for purposes of complying with the reporting obligations of the Trust.

Meeting of Unitholders

Unitholder(s) of record owning not less than 15% of the outstanding Units may request in writing at any time that the Trustee call a meeting of the Trust unitholders. The Trustee shall provide written notice of such meeting not more than 60 and not less than 20 days before any meeting of the Trust unitholders is held.

Amendments to the Trust Indenture; Duration of the Trust; Sale of Net Profits Interests

Any amendment of the Trust Indenture requires a vote of holders of 80% or more of the outstanding Units. However, no amendment may increase the power of the Trustee to engage in business or investment activities, alter the rights of the unitholders as among themselves or permit the Trustee to distribute the Net Profits Interests in kind.

The Trust will terminate upon the first to occur of the following events: (i) the disposition of all of the Net Profits Interests; (ii) annual gross proceeds attributable to the properties underlying the Trust Indenture are less than $1 million for each of two successive years after 1999; (iii) the holders of 80% or more of the outstanding Units vote in favor of termination; or (iv) the date on which the Trust would otherwise violate the “rule against perpetuities.”

Upon termination of the Trust, the Trustee would sell for cash all of the Trust’s assets, either by private sale or public auction, and distribute the net proceeds of such sale(s) to the unitholders after satisfying and discharging all of the liabilities of the Trust or, when necessary, setting up reserves in such amounts as the Trustee in its discretion deems appropriate for contingent liabilities. In the event that any property which the Trustee is required to sell is not sold by the Trustee within two years after the termination of the Trust, the Trustee will cause such property to be sold at public auction to the highest bidder. Notice of any sale by auction will be mailed at least thirty days prior to such sale to each unitholder of record as of a date set by the Trustee.

Dispute Resolution

Any dispute, controversy or claim that may arise between the Offeror and the Trustee relating to the Trust will be submitted to binding arbitration in Fort Worth, Texas, administered by the American Arbitration Association before a tribunal of three arbitrators.

Compensation of the Trustee

The Trustee is compensated $35,000 a year for all administrative and other services provided under the Trust Indenture, which amount is adjusted annually for certain changes in the average weekly earnings of Crude Petroleum and Gas Production Workers as published by the United States Department of Labor, Bureau of Labor Statistics. Additionally, the Trustee is reimbursed for reasonable out-of-pocket costs incurred by the Trustee in connection with the administration of the Trust. According to the Trust 10-K, the administration expense for the Trust in 2019 was $913,398, which amount includes the Trustee’s annual compensation of $72,750 and reasonable out-of-pocket expenses. Upon the termination of the Trust, the Trustee will be paid a termination fee of $15,000. Any amounts owed to the Trustee are paid out of the Trust’s assets.

Summary of the Conveyances

The descriptions of the Conveyances in this section and elsewhere in this Offer to Purchase are qualified in their entirety by reference to the complete text of the Conveyances, which are filed as Exhibit (d)(2), Exhibit (d)(3) and Exhibit (d)(4) to the Schedule TO. See “—Section 9—Certain Information Concerning the Offeror; Conflicts of Interest—Available Information.”

Calculation of Net Profits Interests

The amounts paid to the Trust for the Net Profits Interests are calculated according to the definitions of “gross proceeds,” “net proceeds” and “production costs” contained in the Conveyances. Gross proceeds are calculated in monthly computation periods and include proceeds received by the Offeror from the sale of natural gas and oil attributable to the underlying properties. Net proceeds equal the excess of gross proceeds over production costs (including excess production costs attributable to a prior computation period). In no event is the Trust liable or responsible for the production costs or other costs or liabilities incurred by the Offeror attributable to the operation of the properties underlying the Net Profits Interests.

The Offeror must calculate the net proceeds from operations on each of the underlying properties on a monthly basis. The Offeror is required to pay 80% of the aggregate net proceeds attributable to a computation period to the Trust on or before the last business day of the month following the computation period.

Gross proceeds do not include (i) property taxes, (ii) hydrocarbons attributable to non-consent operations as to which the Offeror is a non-consenting party, (iii) consideration for the transfer or sale of any underlying property by the Offeror or any subsequent owner to any new owner, (iv) payments for gas not taken (unless allocated to gas taken in the future), (v) damages arising from any cause other than drainage or reservoir injury, (vi) rental for reservoir use, (vii) payments made to the Offeror in connection with the drilling of a well on the lands underlying the Net Profits Interests or (viii) any amount for oil and natural gas lost in production or marketing or used by the Offeror in conformity with ordinary or prudent practices for drilling, production and plant operations with respect to the properties underlying the Net Profits Interests. Gross proceeds include payments for future production if they are not subject to repayment in the event of insufficient subsequent production.

Production costs include, among other costs, all royalties or other burdens on the underlying properties, all rentals or other payments to lessors in connection with the drilling of any well on any of the underlying properties, any property taxes paid by the Offeror to the extent not deducted in calculating gross proceeds, any overhead charge, any other costs, expenses and liabilities paid or incurred by the Offeror or any of its affiliates for exploring for, drilling, operating and producing and processing oil and natural gas, including allocated expenses such as labor, equipment and materials, and other costs associated with the ownership and operation of the properties underlying the Net Profits Interests.

Excess production costs are the excess of production costs over gross proceeds, plus interest accrued at the prime rate. Therefore, if production costs exceed gross proceeds for a computation period, the Trust will receive no payment for that period, and excess production costs (plus interest on such excess costs) will be carried over to the following month as a production cost in determining the excess of gross proceeds over production costs for that following month. Since net proceeds are calculated separately for each of the underlying properties covered by the Conveyances, excess production costs in one state do not reduce net proceeds from the others.

If a controversy arises as to the sales price of any oil or natural gas, then for purposes of determining gross proceeds amounts withheld or placed in escrow by a purchaser are not considered to be received by the Offeror until actually collected. Amounts received by the Offeror and promptly deposited with a nonaffiliated escrow agent will not be considered to have been received until disbursed to the owner by the escrow agent and amounts received by the Offeror and not deposited with an escrow agent will be considered to have been received.

Additional Provisions

The Trust is not liable to the Offeror for any operating, capital or other costs or liabilities attributable to the properties underlying the Net Profits Interests. The Trustee is not obligated to return any income received from the Net Profits Interests. Any overpayments made to the Trust due to adjustments to prior calculations of net proceeds or otherwise will reduce future amounts payable to the Trust until the Offeror recovers the overpayments plus interest.

The Conveyances permit the Offeror to assign without the consent or approval of the Trustee or Trust unitholders all or any part of the underlying properties, subject to the Net Profits Interests. The Trust unitholders are not entitled to any proceeds of any such transfer. Following any such transfer, the underlying properties will continue to be subject to the Net Profits Interests, and the net proceeds attributable to the transferred property will be calculated separately and paid by the transferee. The transferee will succeed to all of the requirements and responsibilities of the Offeror in respect of the assigned properties.

The Offeror must conduct and carry on the maintenance and operation of the underlying properties with reasonable and prudent business judgment and in accordance with good oil and gas field practices. The Offeror will not be liable to the Trust for the manner in which the Offeror performs its duties under the Conveyances as long as the Offeror has acted in good faith. The Offeror may, acting in good faith and as a reasonably prudent oil and gas operator, enter into farmout, operating, participation, joint venture and other similar agreements covering the property. The Net Profits Interests held by the Trust would then be calculated on the interest retained by the Offeror under such agreement and not on the Offeror’s original interest before modification by the agreement. The Offeror, acting in good faith and as a reasonably prudent oil and gas operator, may enter into any of these agreements without the consent or approval of the Trustee or any unitholder. The Offeror has the exclusive right and power, during the period specified in the Conveyances, to pool and/or unitize the properties underlying the Net Profits Interests.

The Offeror and any transferee will have the right to abandon any well or property if it believes the well or property ceases to produce or is not capable of producing in paying quantities.

The Offeror must maintain books and records sufficient to determine the amounts payable for the Net Profits Interests, which are required to be open for inspection by the Trustee and its agents and representatives at the office of the Offeror during normal business hours and after reasonable advance notice. Quarterly and annually, the Offeror must deliver to the Trustee a statement of the computation of the net proceeds for each computation period. The Offeror will cause the annual computation of net proceeds to be audited, and the audit cost will be borne by the Trust.

Trustee Succession. On January 9, 2014, the successor of NationsBank delivered a resignation notice to unitholders. During a special meeting of unitholders held on May 23, 2014, the unitholders voted to approve the proposal to appoint Southwest Bank as successor Trustee. Following the acquisition of First Texas BHC, Inc., the parent company of Southwest Bank, by Simmons First National Corporation (“SFNC”), and the subsequent merger of Southwest Bank with Simmons Bank, Simmons Bank, a subsidiary of SFNC, became the Trustee of the Trust on February 20, 2018.

Arbitrations.

Fankhouser Arbitration.

On October 10, 2012, the court approved a $37 million settlement in the royalty class action lawsuit filed against the Offeror styled Fankhouser v. XTO Energy, Inc. in the United States District Court for the Western District of Oklahoma. The Fankhouser settlement also included a new royalty calculation for future royalty payments to members of the certified class in Fankhouser. Subsequent to such settlement, the Offeror and the Trustee arbitrated the issue of whether the Trust’s pro-rata portion of the Fankhouser settlement amount constituted a production cost (as defined in the Conveyances), and would therefore be included in the calculation of net proceeds. The three-panel tribunal issued a decision on April 21, 2014, based on which the Offeror is prohibited from charging any portion of the Fankhouser settlement (including additional royalty due under the required calculation for future royalty payments to Fankhouser class members) to the Trust, now or in the future. The Offeror was also required to reimburse the Trust $4,386,396 which represents amounts withheld from the September and October 2012 distributions of the Trust and $1,985,438 which represents the Trust’s attorney fees, arbitration expenses and related interest. On December 12, 2014, the 17th state district court of Tarrant County, Texas entered the arbitration decision as a final judgment.

Chieftain Arbitration.

In December 2010, a royalty class action lawsuit was filed against the Offeror styled Chieftain Royalty Company v. XTO Energy Inc. in Coal County District Court, Oklahoma, which the Offeror subsequently removed to federal court. The Chieftain plaintiffs alleged that the Offeror underpaid royalty on certain Oklahoma wells. The case was certified as a class action in April 2012 and then decertified in July 2013.

The Offeror advised the Trustee that in December 2017 it reached a tentative settlement with the putative class representative for $80 million. Based on Chieftain’s final plan of allocation that was submitted to the court in the Eastern District of Oklahoma on July 27, 2018 and subsequently approved by the court, the Offeror has advised the Trustee that it believes approximately $24.3 million of the settlement cost should be allocated to the Trust. The Trust has submitted a demand for arbitration styled Simmons Bank (successor to Southwest Bank and Bank of America, N.A.) v. XTO Energy Inc. (the “Chieftain Arbitration”) through the American Arbitration Association seeking a declaratory judgment that the Chieftain settlement is not a production cost and that the Offeror is prohibited from accounting for the Trust’s pro-rata portion of the settlement as a production cost under the Conveyance. As part of the same arbitration proceeding, the Trustee disputed certain items addressed in an audit of the Offeror’s 2014 through 2016 calculations of net proceeds payable to the Trust. Those claims were bifurcated from the claims related to the Chieftain class action settlement and have not been set for an arbitration hearing yet. The Chieftain Arbitration panel has been selected and the hearing regarding whether the Trust’s portion of Chieftain settlement amount is a production cost is currently scheduled for April 27, 2020. The Offeror plans to request a continuance of the Chieftain Arbitration hearing as a result of the coronavirus (COVID-19) pandemic outbreak.

Selected Financial Data The selected financial data set forth below relating to the Trust have been taken or derived from the audited financial statements contained in the Trust 2019 Form 10-K. More comprehensive financial information is included in the Trust 10-K (including the accompanying notes to the condensed financial statements) and the other documents filed by the Trust with the SEC, and the financial data set forth below are qualified in its entirety by reference to such reports and other documents including the financial statements and related notes contained therein.

Statements of Assets, Liabilities and Trust Corpus

	December 31, 2019	December 31, 2018
ASSETS
Cash and short-term investments	$605,646	$1,128,157
Net profits interests in oil and gas properties—net (See Notes 1 and 2 to the notes accompanying the financial statements included in the Trust 2019 Form 10-K)	—	15,816,990

	$605,646	$16,945,147

LIABILITIES AND TRUST CORPUS
Distribution payable to unitholders	$—	$—
Expense reserve	605,646	1,128,157
Trust corpus (40,000,000 units of beneficial interest authorized and outstanding)	—	15,816,990
	$605,646	$16,945,147

Statements of Distributable Income
	Year Ended December 31
	2019	2018
Net profits income	$369,458	$1,590,949
Interest income	21,429	23,152

Total income	390,887	1,614,101
Administration expense	913,398	1,115,904
Cash reserves withheld (used) for Trust expenses	(522,511)	128,157

Distributable income	$—	$370,040

Distributable income per unit (40,000,000 units)	$0.000000	$0.009251

Statements of Changes in Trust Corpus

	Year Ended December 31
	2019	2018
Trust corpus, beginning of period	$15,816,990	$16,379,749
Amortization of net profits interest	(135,457)	(562,759)
Impairment of net profits interest	(15,681,533)	—
Distributable income	—	370,040
Distributions declared	—	(370,040)

Trust corpus, end of period	$—	$15,816,990

Additional Information. The Units are registered under the Exchange Act. Accordingly, the Trust is subject to the informational reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning the principal holders of the Trust’s securities and any material interest of such persons in transactions with the Trust is required to be disclosed in the Trust’s annual report on Form 10-K. You may read and copy any such reports, statements or other information at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The Trust’s filings are also available to the public from commercial document retrieval services and at the SEC’s website at http://www.sec.gov.

9.	Certain Information Concerning the Offeror; Conflicts of Interest

Certain Information Concerning the Offeror

The Offeror is XTO Energy Inc., a Delaware corporation organized in 1990. The Offeror is a leading oil and natural gas producer in the United States with expertise in developing tight gas, shale gas and unconventional oil resources. On June 25, 2010, we became a wholly owned subsidiary of ExxonMobil, one of the world’s largest publicly traded international oil and gas companies. The principal executive offices of the Offeror are located at 22777 Springwoods Village Pkwy, Spring, TX 77389 and the telephone number of the Offeror is (817) 870-2800.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director, executive officer and general partner of the Offeror and certain other information are set forth on Schedule I hereto.

We do not believe the financial condition of the Offeror is relevant to your decision whether to tender your Units and accept the Offer because (i) the Offer is being made for all outstanding Units solely for cash, (ii) consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition and (iii) the Offeror expects to have sufficient funds to purchase all Units validly tendered and not validly withdrawn in the Offer and to pay related fees and expenses.

Conflicts of Interest and Other Relationships

As described in detail in “—Section 8—Certain Information Concerning the Trust”, the Offeror was the grantor of the Trust. The Offeror owns and operates a majority of the properties underlying the Net Profits Interests. In connection with its ownership and operation of the properties underlying the Net Profits Interests and its obligations pursuant to the agreements between the Offeror and the Trust, the Offeror regularly interacts and communicates with the Trust and the Trustee regarding the Net Profits Interests. The Offeror also provides the annual audited statements of revenues and direct operating expenses and unaudited quarterly statements of revenues and direct operating expenses for the Trust, prepares the “Trustee’s Discussion and Analysis of

Financial Condition and Results of Operations” section of the Trust’s annual report on Form 10-K and the Offeror’s parent company, ExxonMobil, signs, alongside the Trustee, the SEC filings of the Trust. Following any successful consummation of the Offer, the Offeror will continue to own and operate the properties underlying the Net Profits Interests. Furthermore, the Offeror and the Trustee are parties to the Trust Indenture and, after the consummation of the Offer, will remain parties to the Trust Indenture. The Offeror could elect in the future to engage the Trustee or any of its affiliates in a trustee capacity or in a different capacity than that of trustee. The Offeror has not had any discussions or negotiations with the Trustee or any of its affiliates regarding any such matter.

Except as set forth elsewhere in this Offer to Purchase or Schedule I hereto: (i) none of the Offeror or, to the Offeror’s best knowledge after due inquiry, the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of the Offeror or of any of the persons so listed, beneficially owns or has a right to acquire any Units or any other equity securities of the Trust; (ii) none of the Offeror or, to the Offeror’s best knowledge after due inquiry, the persons or entities referred to in clause (i) above has effected any transaction in the Units or any other equity securities of the Trust during the past 60 days; (iii) none of the Offeror or, to the Offeror’s best knowledge after due inquiry, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Trust (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between the Offeror, its subsidiaries or, to the Offeror’s best knowledge after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Trust or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between the Offeror, its subsidiaries or, to the Offeror or, to the Offeror’s best knowledge after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Trust or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (vi) none of the Offeror, or, to the Offeror, or, to the Offeror’s best knowledge after due inquiry, the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (vii) none of the Offeror or, to the Offeror or, to the Offeror’s best knowledge after due inquiry, the persons listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Available Information.

Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by the Offeror with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that the Offeror has filed electronically with the SEC.

10.	Source and Amount of Funds

We estimate that we will need approximately $9 million to purchase all Units pursuant to the Offer and to pay related fees and expenses. The Offer is not conditioned upon any financing arrangements or subject to a financing condition. The Offeror will have necessary funds to pay for the Offer from our existing corporate cash balance.

11.	Background of the Offer; Contacts with the Trust

The information set forth below regarding the Trust not involving the Offeror was provided by the Trust, and none of the Offeror or any of their affiliates or representatives assumes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which none of the Offeror or any of their affiliates or representatives participated.

As discussed above in “—Section 8—Certain Information Concerning the Trust”, the Trust was created pursuant to agreements between the Offeror and the initial Trustee. In connection with its operation of the properties underlying the Net Profits Interests and its obligations pursuant to the agreements between the Offeror and the Trust, the Offeror regularly interacts and communicates with the Trust and the Trustee regarding the Net Profits Interests. We also provide the annual audited statements of revenues and direct operating expenses and unaudited quarterly statements of revenues and direct operating expenses for the Trust, prepare the “Trustee’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Trust’s annual report on Form 10-K and our parent company, ExxonMobil, signs, alongside the Trustee, the SEC filings of the Trust.

As part of the continuous evaluation of its business and plans, the Offeror regularly evaluates and considers a variety of strategic options and transactions to enhance its business and maximize value for investors of ExxonMobil. Due to the existing financial condition of the Trust, the Offeror’s lack of flexibility to abandon and sell the properties underlying the Net Profits Interests and the ongoing costs incurred by the Offeror in connection with the Trust and the underlying properties, the Offeror’s management have identified consummation of the Offer and a Second Step Net Profits Interest Acquisition as aligned with the strategic objectives of the Offeror’s business. See “—Section 12— Purpose of the Offer; Second Step Net Profits Interest Acquisition; Unitholder Approval; Appraisal Rights”.

The Offeror has not had any communications with the Trustee regarding the Offer nor, to the knowledge of the Offeror, as of the date of this Offer, has the Trustee made any recommendation with respect to the Offer.

Except as described in this Offer to Purchase, there have been no contacts, transactions or negotiations between the Offeror, or, to the best of the Offeror’s knowledge, any of its respective affiliates or subsidiaries, on the one hand, and the Trust or any of its affiliates, including the Trustee, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, or sale or other transfer of a material amount of the Trust’s assets (including the Net Profits Interests).

12.	Purpose of the Offer; Second Step Net Profits Interest Acquisition; Unitholder Approval; Appraisal Rights

Purpose of the Offer

We are making the Offer because we want to acquire at least 80% of the outstanding Units. The Offer is conditioned on there being validly tendered and not withdrawn at the Expiration Date 80% or 32,000,000 of the outstanding Units. If the Minimum Condition is not satisfied at the Expiration Date then the Offeror will not accept for payment or pay for Units pursuant to the Offer. The Offeror reserves the right, which it currently has no intention of exercising, to waive or reduce the Minimum Condition and to elect to purchase, pursuant to the Offer, fewer than the minimum number of Units, subject to applicable notification requirements under the Exchange Act. The Offeror and its affiliates reserve the right, following expiration of the Offer, to purchase additional Units, either in open market or privately negotiated transactions, in one or more additional tender offers or otherwise, or to sell all or any portion of the Units owned by the Offeror.

Second Step Net Profits Interest Acquisition

Following Successful Consummation of the Offer, the Offeror May Seek to Purchase the Net Profits Interests

Following any successful consummation of the Offer, the Offeror intends to make an offer to the Trustee to purchase all of the Net Profits Interests. We and the Trustee are party to the Trust Indenture pursuant to which the Trustee has the ability to conditionally accept any such offer or to seek additional offers from outside parties for the assets before making a determination with respect to the Offeror’s offer. If the Trustee determines that the Offeror’s offer is in the best interest of the unitholders, then the Trustee may conditionally accept the Offeror’s offer for the Net Profits Interests. Pursuant to the terms of the Trust Indenture, the Trustee would then be required to submit any proposed sale of the Net Profits Interests to a vote of unitholders, with the sale requiring approval of the holders of at least 80% of the Units then outstanding. As the owner of at least 80% of the outstanding Units, the Offeror would have the practical ability to cause such proposed sale to be approved.

Pursuant to the Trust Indenture, the Trust would terminate upon the closing of such sale of all of the Net Profits Interests, and the Trustee would distribute the proceeds of the sale and any other cash in the Trust to unitholders, after paying and discharging all of the liabilities of the Trust or, where necessary, setting up reserves for contingent liabilities.

If an Approved Sale is Not Agreed with the Trustee, the Offeror Would Have the Ability to Terminate Trust and Thereafter Purchase the Net Profits Interests

If the Offeror makes an offer as described above under “Following Successful Consummation of the Offer, the Offeror May Seek to Purchase the Net Profits Interests” and the Trustee determines that the offer for the Net Profits Interests is not in the best interest of the unitholders or otherwise declines the offer, under the Trust Indenture, the Offeror, as a holder of at least 15% of the Units, would have the ability to cause the Trustee to call a meeting of the unitholders for the purpose of proposing and voting on the termination of the Trust. Under the Trust Indenture, termination of the Trust requires approval by holders of at least 80% of the then outstanding Units. If a meeting of the unitholders is held concerning the termination of the Trust, the Offeror currently anticipates that it would vote any Units it holds at the time of such meeting in favor of terminating the Trust. As the owner of at least 80% of the outstanding units, the Offeror would have the practical ability to cause such proposed termination to be approved. In the event the Trust is terminated, under the Trust Indenture, the Trustee must, within two years of such termination, sell for cash in one or more sales all the properties (including the Net Profits Interests) other than cash then constituting the Trust estate, and the Trustee must promptly distribute the proceeds of any such sales to unitholders after paying, satisfying or discharging all liabilities of the Trust. If the Trustee fails to complete such sales within two years of the termination of the Trust, under the Trust Indenture, the Trustee must cause the property to be sold at a public auction to the highest cash bidder. The Trustee is not required to obtain unitholder approval for any sale of the Net Profits Interests following the termination of the Trust, and the Trust Indenture authorizes the Trustee to accept any offer that it deems reasonable in its discretion. In connection with any such sale or sales of the Net Profits Interests, the Trust Indenture also authorizes the Trustee to engage the services of one or more investment advisors or other parties deemed by the Trustee to be qualified as experts on such matters to assist with such sales, and to rely on the advice of such advisors. Under the Trust Indenture, the proceeds of such sale must be used by the Trustee to pay, satisfy or discharge all liabilities of the Trust and subsequently to make cash distributions to unitholders. In any case in which the Trustee seeks to sell the Net Profits Interests, the Offeror currently anticipates that it would make an offer to the Trustee to purchase the Net Profits Interests, and the Offeror and its affiliates reserve the right to purchase the Net Profits Interests if such offer is accepted.

If you sell your Units in the Offer, you will cease to be entitled to any net profits income, if any, attributable to such Units, nor will you have the opportunity to participate in any future appreciation, if any, in the public trading price of the Units. If you do not tender your Units, but the Net Profits Interest Acquisition is consummated, the Trust will likely be terminated and you also will no longer have an equity interest in the Trust.

Upon completion of the Second Step Net Profits Interest Acquisition, we expect the Units currently listed on the OTCQX will cease to be listed on the OTCQX and will subsequently be deregistered under the Exchange Act. There can be no assurance that the per Unit proceeds available for distribution to unitholders following any Second Step Net Profits Interest Acquisition will not be less than the Offer Price.

Certain information described under “Second Step Net Profits Interest Acquisition” has been taken or derived from the Trust Indenture, which was filed as Exhibit 4.1.1 to the Registration Statement on Form S-1 (Registration No. 333-68441), as amended, filed by the Offeror with the SEC on its own behalf and as sponsor of the Trust (the “Registration Statement”). More comprehensive information concerning sales of the assets of the Trust (including the Net Profits Interests), meetings of the unitholders, the termination of the Trust or amendments to the Trust Indenture is included in the Trust Indenture, and the information set forth herein is qualified in its entirety by reference to the Trust Indenture, a detailed summary of which is provided in “—Section 8—Certain Information Concerning the Trust—Summary of the Trust Indenture.”

No Unitholder Approval

If the Offer is consummated, we will not seek the approval of the Trust’s remaining holders of Units before effecting any Second Step Net Profits Interest Acquisition.

Appraisal Rights

No appraisal rights are available in connection with the Offer or the Net Profits Interest Acquisition.

13.	Reasons for the Offer

The Offer represents an opportunity for unitholders to immediately realize cash for their Units, providing certainty of value at a time when (x) there is no guarantee that there will be sufficient net proceeds in the future to make distributions in respect of the Units, (y) the Trustee has recently written down the fair value of the Net Profits Interests conveyed to the Trust to zero and (z) as set forth in the Trust 10-K, there are concerns about the Trust’s ability to continue as a going concern and the Trust is currently seeking financing to pay the Trust’s obligations during 2020 once the expense reserve funds have been depleted. If the Trust obtains such financing, any funds borrowed must be repaid in full, including accrued interest, before distributions to unitholders can be made. At the same time, the acquisition of the Units pursuant to the Offer and the acquisition by the Offeror (or any of its affiliates) of the Net Profits Interests in connection with a Second Step Net Profits Interest Acquisition would increase the Offeror’s flexibility with respect to the properties underlying the Net Profits Interests, give the Offeror greater control over managing the costs associated with the underlying properties and result in the elimination of unnecessary costs and expenses.

Summary of the Offeror’s Rationale

As a prudent operator, the Offeror routinely reviews operational and strategic opportunities to maximize value for ExxonMobil stockholders. In connection with these reviews, the Offeror and ExxonMobil management evaluate potential transactions that would further their respective strategic objectives. Acquiring the Net Profits Interests has been identified as a potential strategic acquisition for the Offeror for the following reasons.

First, the acquisition of the Net Profits Interests would increase the Offeror’s flexibility with respect to the properties underlying the Net Profits Interests. The Offeror, as the owner of the underlying properties, is obligated under the Conveyances to operate the properties as a reasonably prudent operator, just as the Offeror stewards all of its assets. However, the Conveyances limit the Offeror’s practical ability to manage the assets in a number of key respects. For example, under the Conveyances, the Offeror may abandon a well only if it is incapable of producing in “paying quantities.” However, any number of factors may otherwise influence an abandonment decision, including the potential cost of well rework, current market prices and other planned development activities. In addition, while the Offeror may assign, sell or otherwise transfer its interest in the underlying properties, with limited exceptions, it may only do so if the assignee or transferee takes such underlying properties subject to the Net Profits Interests and the terms of the Conveyances. Since any assignee or transferee must succeed to the Offeror’s obligations under the Conveyances, the Offeror’s ability to find a willing purchaser of the underlying properties has been diminished, and, as a result, the use, value and marketability of the underlying properties has been impaired. Accordingly, consummation of the Offer and a Second Step Net Profits Interest Acquisition would give the Offeror much needed flexibility with respect to the underlying properties, permitting the Offeror to potentially maximize the use, value and marketability of the underlying properties.

Second, the acquisition of the Net Profits Interests would give the Offeror greater control over the costs associated with the underlying properties. Under the Conveyances, the Trust itself is not liable for any production costs or liabilities attributable to the underlying properties except to the extent that those costs and liabilities are utilized in the calculation of net proceeds. The Offeror, as the owner of the underlying properties, is liable regardless of whether the underlying properties generate sufficient revenue to cover those costs and liabilities. Each of the Conveyances is currently in an excess cost position, and there currently are not, and may not in the future be, sufficient net proceeds to recover such excess costs, together with accrued interest. Under the Trust Indenture, the Offeror is only entitled to recover excess costs (and accrued interest thereon) to the extent there are sufficient future net proceeds. The Offeror is nevertheless required to operate and maintain the underlying properties in accordance with the “prudent” operator standard described above. Since development and production activities are an essential part of the business of the underlying properties, the Offeror must continue to incur development, production and other ongoing costs and liabilities, even though the portion of these costs and liabilities attributable to the Net Profits Interests may not be recoverable (or recoverable in full). In addition, the Offeror is unlikely to recover the Trust’s proportionate share of abandonment costs, which would be incurred at the end of the lifespan of the underlying properties without accompanying revenues. Accordingly, acquiring the Net Profits Interests would give the Offeror complete discretion to operate the underlying properties in its best interest, including as it relates to the incurrence of future costs and liabilities.

Finally, the current obligations of the Offeror to the Trust create unnecessary costs for the Offeror and its affiliates. Specifically, the Offeror incurs administrative and accounting costs in connection with the Trust’s operation. As an example, under the Conveyances, the Offeror is responsible for producing and delivering to the Trustee monthly, quarterly and annual financial reports for operations at each of the underlying properties. The Offeror is also obligated under the Conveyances to deliver reports setting forth the calculations of the amounts, if any, payable to the Trust for each monthly period. Consummation of the Offer and a Second Step Net Profits Interest Acquisition would allow the Offeror to eliminate these unnecessary expenses.

Certain information in the foregoing paragraphs has been taken or derived from the Trust Indenture and the Conveyances. The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Trust Indenture and the Conveyances, which were filed as Exhibits 4.1.1, 10.1.1, 10.2.1 and 10.3.1 to the Registration Statement. A more detailed summary of the Trust Indenture is provided in “—Section 8—Certain Information Concerning the Trust—Summary of the Trust Indenture” and a more detailed summary of the Conveyances is provided in “—Section 8—Certain Information Concerning the Trust—Summary of the Conveyances.”

Condition of the Trust

As explained in more detailed below, higher costs and lower revenues in recent years have placed each Conveyance in an excess cost position and limited the net proceeds payable to the Trust. The excess costs have also resulted in the decline of Trust expense reserves, and further created concerns regarding the Trust’s ability to cover its administrative expenses and make distributions to unitholders in the near future.

The Offer represents an opportunity for unitholders to immediately realize certain value for their investments in the Units, while also giving unitholders the opportunity to eliminate the risks described below associated with the Trust’s future financial condition and distributable income.

Except as stated otherwise, the information set forth below relating to the Trust has been taken or derived from the audited financial and other statements contained in the Trust’s Annual Report on Form 10-K for its fiscal year ended December 31, 2019 (the “Trust 10-K”) and other documents on file with the SEC or otherwise publicly available. More comprehensive financial information is included in the Trust 10-K and the other documents filed by the Trust with the SEC, and the financial data set forth below is qualified in its entirety by reference to such reports and other documents including the financial statements and related notes contained therein.

Trust Liquidity and Continuation as Going Concern

According to the Trust 10-K, the profitability of the underlying Trust assets has decreased over time due to natural production decline and changing market conditions, creating concerns about the Trust’s ability to continue as a going concern. Increases in the excess costs for the Kansas, Oklahoma and Wyoming conveyances have resulted in no net proceeds to the Trust for the last nine months of 2018. Additionally, excess cost positions on the Kansas and Wyoming conveyances have resulted in no net proceeds to the Trust from the Kansas conveyance for all of 2018 and 2019 and no net proceeds to the Trust from the Wyoming conveyance for all of 2018 and 2019, with the exception of March 2019 through May 2019 paid to the Trust in an amount sufficient to cover the Trust’s administrative expenses and allow for a partial replenishment of the Trust’s expense reserve. Consequently, Trust unitholders have not received cash distributions from the Trust since March 2018. These excess costs have also resulted in a decrease in the Trust’s expense reserve, and according to the Trust 10-K, the Trustee has expressed concern whether the Trust will be able to pay its administrative expenses in 2020. According to the Trust 10-K, the Trustee’s preliminary budget estimating administrative expenses for the year ending December 31, 2020 and the three months ending March 31, 2021, assumes no cash inflow from either net profits income or other sources and estimates that the expense reserve will be depleted by approximately June 2020.

While the Trust is currently seeking financing from other sources, the Trust 10-K indicates that the Trustee believes that there is no guarantee that the Trust will succeed in securing such financing. Further, the Trust 10-K notes that the use of debt financing to fulfill financial obligations of the Trust may further limit the ability of unitholders to receive cash distributions, as any borrowed funds will likely be required to be repaid in full, including accrued interest, before distributions to unitholders can be made. If the Trust is unable to obtain debt financing, the Trust 10-K notes that the Trust may be forced to consider alternatives that may negatively affect the interests of unitholders. For example, the Trust 10-K indicates that in such circumstance the Trust may seek approval from unitholders to amend the Trust Indenture either to permit the sale of some or all of the Net Profits Interests or to approve the termination of the Trust. If the proceeds from such a sale or liquidation of the Net Profits Interests are not sufficient to distribute to unitholders after meeting other financial obligations, the Trust 10-K indicates that unitholders could incur significant losses on their investment in the Trust or lose their entire investment in the Trust.

The following data, provided in the Trust 10-K, summarizes excess costs activity, cumulative excess costs balance and accrued interest to be recovered by conveyance for the period ended December 31, 2019:

	Underlying
	KS	OK	WY	Total
Cumulative excess costs remaining at 12/31/18	$896,578	$15,576,231	$1,336,456	$17,809,265
Net excess costs (recovery) for the quarter ended 3/31/19	13,547	5,391,871	(1,336,456)	4,068,962
Net excess costs (recovery) for the quarter ended 6/30/19	148,644	69,876	176,518	395,038
Net excess costs (recovery) for the quarter ended 9/30/19	361,811	7,022,818	1,415,623	8,800,252
Net excess costs (recovery) for the quarter ended 12/31/19	374,907	(2,850,233)	1,597,606	(877,720)

Cumulative excess costs remaining at 12/31/19	1,795,487	25,210,563	3,189,747	30,195,797
Accrued interest at 12/31/19	231,022	782,468	31,305	1,044,795

Total remaining to be recovered at 12/31/19	$2,026,509	$25,993,031	$3,221,052	$31,240,592

	Net Profits Interests
	KS	OK	WY	Total
Cumulative excess costs remaining at 12/31/18	$717,263	$12,460,985	$1,069,165	$14,247,413
Net excess costs (recovery) for the quarter ended 3/31/19	10,837	4,313,496	(1,069,165)	3,255,168
Net excess costs (recovery) for the quarter ended 6/30/19	118,915	55,901	141,214	316,030
Net excess costs (recovery) for the quarter ended 9/30/19	289,448	5,618,254	1,132,499	7,040,201
Net excess costs (recovery) for the quarter ended 12/31/19	299,926	(2,280,186)	1,278,085	(702,175)

Cumulative excess costs remaining at 12/31/19	1,436,389	20,168,450	2,551,798	24,156,637
Accrued interest at 12/31/19	184,818	625,974	25,044	835,836

Total remaining to be recovered at 12/31/19	$1,621,207	$20,794,424	$2,576,842	$24,992,473

Results of Operations

Net profits income for 2019 was $369,458, as compared with $1,590,949 for 2018. The 77% decrease in net profits income from 2018 to 2019 was primarily the result of decreased gas production ($4.4 million), net excess costs activity ($3.7 million), increased production expenses ($2.3 million), increased taxes, transportation and other costs ($1.6 million), and lower oil prices ($1.1 million), partially offset by increased oil production ($6.3 million), decreased development costs ($3.0 million), and higher gas prices ($2.6 million). Approximately 97% in 2019 and 75% in 2018 of net profits income was derived from natural gas sales.

Production expenses and taxes, transportation and other costs are deducted in the calculation of net profit income. The Trust 10-K indicates that, from 2018 to 2019, taxes, transportation and other costs increased 25%, primarily because of increased gas deductions related to certain adjustments previously included in gas sales revenue that are now recorded as taxes, transportation and other costs and increased production taxes related to higher oil revenues, partially offset by decreased production taxes related to lower gas revenues. During the same period, the Trust 10-K indicates production expenses increased 16% because of reporting of expense well work activity previously reported in development costs and other higher operating expenses in the Conveyances.

According to the Trust 10-K, the following summarizes production expense and budgeted development costs deducted in the calculation of net profits income for the years ended in December 31, 2018 and December 31, 2019 and for the three months ended December 31, 2018 and December 31, 2019:

	Year Ended December 31,		Three Months Ended December 31,
	2019	2018	2019	2018
Production expense	21,041,901	18,131,944	6,121,091	4,349,947
Development costs	18,051,637	21,802,500	1,319,473	7,837,500

Net Profits Income	369,458	1,590,949	—	—

As further discussed in the Trust 10-K, successful development projects are important in slowing the depletion of the underlying assets of oil and natural gas. The Trust 10-K notes that if the Offeror or any other operators developing the underlying properties do not perform additional successful development projects, the underlying assets may deplete faster than expected. Eventually, the assets of the Trust will cease to produce in commercial quantities and the Trust will not receive proceeds from such assets.

Oil & Natural Gas Commodities Market Volatility

As further discussed in the Trust 10-K, the Trust’s monthly cash distributions are highly dependent upon the prices realized from the sale of natural gas and oil, and oil and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond the control of the Trust and the Offeror.

As further discussed in the Trust 10-K, price fluctuations in the market may be driven by a number of uncontrollable factors including, among others, instability in oil-producing regions, worldwide economic conditions, political instability, public health concerns, the supply of domestic and foreign oil and natural gas, consumer demand, the price and availability of alternative fuels and government regulation. The Trust 10-K indicates that the 2019 average gas sales price increased 10% from the 2018 average, and the average oil sales price for the same period decreased 14%. The Trust 10-K further notes that prices of oil and natural gas have declined substantially from historical highs, and there is no assurance that oil and gas prices will return to those levels in the foreseeable future.

According to the Trust 10-K, during the third quarter of 2019, the long term gas price outlook declined and excess costs increased substantially for all three of the net profits interest conveyances. In the Trust 10-K, the Trustee has indicated that these facts and circumstances triggered an impairment event, which warranted an assessment of forecasted future net cash flows of the Net Profits Interests. According to the Trust 10-K, this assessment indicated that the estimated undiscounted future net cash flows from the Net Profits Interests were less than its carrying value. Consequently, the Trust 10-K discloses that the fair value of the Net Profits Interests was written down to $0, resulting in a $15,700,000 impairment charge.

Market for Trust Units

According to the Trust 10-K, there may cease to be an active market for the Trust units. The Trust 10-K discloses that on August 27, 2018, the Trust units were delisted from the NYSE and began trading on the OTCQX under the symbol “HGTXU.” The Trust 10-K further discloses that trading on the OTCQX is often characterized as thin with sporadic fluctuations in price and lower trading volumes. According to the Trust 10-K, the Trustee notes that such greater volatility and lower trading volumes may depress the trading price of the Units and make it more difficult to purchase, dispose of or obtain accurate quotations as to the value of the Units.

Uncertainty of Trust Liquidation

The Trust 10-K does not provide any indication of when the Trust will liquidate, if ever. The terms of the Trust Indenture provide that the Trust will terminate if it fails to generate gross proceeds from the underlying properties of at least $1,000,000 per year over any successive two-year period. According to the Trust 10-K, total revenues from the underlying properties were $48,951,845 in 2019 and $44,700,840 in 2018.

Costs Associated with Litigation

The Trust is subject to ongoing litigation that may further limit cash distributions to unitholders, including the Chieftain Arbitration discussed further in “Section 11—Background of the Offer; Contacts with the Trust.” In the Trust 10-K, the Trustee has publicly disclosed that if the Chieftain Arbitration panel determines that the approximately $24.3 million portion of the Chieftain class action settlement was correctly allocated to the Trust, it would result in additional excess costs under the Oklahoma conveyance that would likely result in no cash distributions under the Oklahoma conveyance for several years or more depending on the results of operations of the underlying properties while the additional excess costs are recovered.

14.	Dividends and Distributions

If, on or after the date of this Offer to Purchase, the Trust should split, combine or otherwise change the Units or its capitalization, or disclose that it has taken such action, then, without prejudice to the Offeror’s rights under applicable law and subject to the provisions in “ —Section 15—Conditions of the Offer,” the Offeror, in its sole discretion, may make such adjustments in the Purchase Price and other terms of the Offer as it deems appropriate to reflect such split, combination or other change including, without limitation, the number of Units to be purchased.

Although the Trust Indenture prohibits the Trust from making any distributions other than monthly cash distributions (see “—Section 6— Price Range of Units; Cash Distributions”), if, on or after the date of this Offer to Purchase, the Trust should declare or pay any distribution with respect to the Units, other than monthly cash distributions, that is payable or distributable to record holders as of a date prior to the transfer to the Offeror on the Trust’s transfer records of the Units purchased pursuant to the Offer, then without prejudice to the Offeror’s rights under applicable law and subject to the provisions in “—Section 15—Conditions of the Offer,” (i) in the case of any cash distribution, the Purchase Price will be reduced by the amount of such cash distribution and (ii) in the case of any non-cash distribution, such non-cash distribution shall be received and held by the tendering unitholders for the account of the Offeror and will be required to be promptly remitted and transferred by each tendering unitholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance and subject to applicable law, the Offeror will be entitled to all rights and privileges as owner of any such non-cash distribution and may withhold the entire Purchase Price or deduct from the Purchase Price the amount or value thereof, as determined by the Offeror in its sole discretion.

15.	Conditions to the Offer

Notwithstanding any other provisions of the Offer and in addition to (and not in limitation of) the Offeror’s rights to extend and amend the Offer at any time in its sole discretion, the Offeror shall not be required to accept for payment, purchase or pay for, subject to Rule 14e-1(c) under the Exchange Act and any other applicable rules and regulations of the SEC, any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units unless the Minimum Condition is satisfied.

Furthermore, notwithstanding any other term of the Offer, the Offeror shall not be required to accept for payment or to pay for any Units not theretofore accepted for payment or paid for, and may terminate or amend the Offer if at any time prior to the expiration of the Offer, any of the following conditions exist or shall occur and remain in effect:

A.

there shall be threatened, instituted or pending any action or proceeding by or before any court or governmental, administrative or regulatory agency or authority or any other person, domestic or foreign, challenging the making of the Offer or the acquisition by the Offeror of any Units, or otherwise directly or indirectly relating to the Offer or, in the sole judgment of the Offeror, otherwise adversely affecting the Trust, the Offeror or any of its subsidiaries or affiliates;

B.

any change after the date of this Offer to Purchase shall have occurred or be threatened in the properties, financial condition, operations, results of operations or prospects of the Trust or the Net Profits Interests that, in the sole judgment of the Offeror, is or may be materially adverse to the Trust or the Net Profits Interests, or the Offeror shall have become aware of any facts that, in the sole judgment of the Offeror, have or may have material adverse significance with respect to the value of the Trust or the Net Profits Interests or the value of the Units to the Offeror (excluding any change or fact arising from the coronavirus (COVID-19) pandemic outbreak);

C.

there shall have been any action taken, or any statute, rule, regulation or order proposed, promulgated, enacted, entered or deemed applicable to the Offer, by any domestic or foreign government or governmental authority or by any court, domestic or foreign, that, in the sole judgment of the Offeror, might (i) make the acceptance for payment of or payment for some or all of the Units illegal or otherwise restrict or prohibit consummation of the Offer, or impose material obligations upon the Offeror as a result of any such acceptance or payment, (ii) result in a delay in the ability of the Offeror, or render the Offeror unable, to accept for payment or pay for some or all of the Units, (iii) require the Offeror or the Trust or any of their respective affiliates to hold separate or to divest itself of all or any portion of the business, assets or property of any of them or any Units or impose any limitation on the ability of any of them to conduct their business and own such assets, properties and Units, (iv) impose material limitations on the ability of the Offeror to acquire, hold or exercise effectively all rights of ownership of the Units, including the right to vote any Units purchased by it on all matters properly presented to the unitholders or (v) otherwise adversely affect the Offeror, any of the Offeror’s affiliates, the Trust, the Units or the Net Profits Interests;

D.

there shall have been proposed or adopted by the Trustee or any unitholder any amendment to the Trust Indenture, any proposal to terminate the Trust or any proposal for the sale or transfer by the Trust of all or any portion of the Net Profits Interests or any of the Trust’s other assets;

E.

there shall have occurred after the date of this Offer to Purchase (i) any general suspension of trading, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of war, armed hostilities or other international or national calamity (excluding the coronavirus (COVID-19) pandemic outbreak) directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any United States governmental authority or agency on the extension of credit by banks or other financial institutions in the United States, or (v) in the case of any of the situations described in the clauses (i) through (iv) inclusive, existing at the date of the commencement of the Offer, a material acceleration or worsening thereof (excluding, in the case of clause (iii), any material acceleration or worsening of the coronavirus (COVID-19) pandemic outbreak); or

F.

we or any of our affiliates enters into a definitive agreement or announces an agreement in principle with the Trust or the Trustee providing for the acquisition of the Net Profits Interests (subject to unitholder approval), or we and the Trust or the Trustee reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated;

which, in the sole judgment of the Offeror, in any such case, and regardless of the circumstances (including any action or inaction by the Offeror or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for Units.

The foregoing conditions are for the sole benefit of the Offeror and its respective affiliates and may be asserted by the Offeror, in whole or in part, at any time and from time to time in the sole judgment of the Offeror. The failure by the Offeror at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such rights and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by the Offeror concerning the events described in this Section shall be final and binding on all parties.

16.	Certain Legal Matters

General

Except as described in this Section 16, based on our examination of publicly available information filed by the Trust with the SEC and other information concerning the Trust, we are not aware of any governmental license or regulatory permit that appears to be material to the Trust’s business that might be adversely affected by our acquisition of Units pursuant to the Offer or of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Units pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “—State Takeover Statutes,” such approval or other action will be sought. However, there is no current intent to delay the purchase of Units tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Units tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Trust’s business or certain parts of the Trust’s business might not have to be disposed of, any of which may give us the right to terminate the Offer without the purchase of Units thereunder. Our obligation under the Offer to accept for payment and pay for Units is subject to the conditions set forth in “—Section 15—Conditions to the Offer.”

State Takeover Statutes

Based upon its knowledge of the assets of the Trust and upon publicly available information with respect to the Trust, the Offeror does not believe that any state takeover statutes or regulations are applicable to the Offer. If any government official or third party seeks to apply any state takeover law to the Offer, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event that it is asserted that one or more state takeover statutes or regulations is applicable to the Offer, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Offeror might be required to file certain information with, or receive approvals from, the relevant state authorities, and the Offeror might be unable to purchase or pay for Units tendered pursuant to the Offer or might be delayed in continuing or consummating the Offer. In such case, the Offeror may not be obligated to accept Units for payment. See “—Section 15—Conditions to the Offer.”

U.S. Antitrust

Under the HSR Act and the rules and regulations that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The Offeror believes that the acquisition of Units pursuant to the Offer is not subject to the HSR Act or such requirements. However, if the HSR Act is applicable to the purchase of Units pursuant to the Offer, the Offeror intends to take all action necessary to comply with the HSR Act, which could result in a delay in the consummation of the Offer pending the satisfaction of the waiting period requirements of the HSR Act.

Litigation Related to the Offer

Lawsuits arising out of or relating to the Offer, the Second Step Net Profits Interests Acquisition or any other transactions referenced herein may be filed in the future.

17.	Fees and Expenses

The Offeror has retained Georgeson LLC to act as the Information Agent and Computershare Trust Company N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Units by mail, telephone and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

The Offeror will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Units pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Offeror by one or more registered brokers or dealers licensed under the laws of such jurisdictions to be designated by the Offeror.

18.	Miscellaneous

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Units in any U.S. or foreign jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. To the extent the Offeror becomes aware of any applicable law that would limit the class of offerees in the Offer, the Offeror may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Units in such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Offeror or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Offeror.

No person has been authorized to give any information or make any representation on behalf of the Offeror or any of its affiliates, not contained in this Offer to Purchase or in the related Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be an agent of the Offeror, Depositary or the Information Agent for purposes of the Offer. Neither the delivery of this Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of the Offeror or the Trust since the date as of which information is furnished or the date of this Offer to Purchase.

We have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under the “Introduction” to this Offer to Purchase and “—Section 9—Certain Information Concerning the Offeror” above.

April 1, 2020

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE OFFEROR

The name, citizenship, current principal occupation or employment and material occupations, positions, offices or employment for at least the past five years, of each director and executive officer of the Offeror are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with the Offeror. Unless otherwise indicated, the current business address of each director and officer is 5959 Las Colinas Boulevard, Irving, Texas 75039. Unless otherwise indicated, the current business telephone number of each director and officer is (972) 940-6000.

Name	Business Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years	Country of Citizenship

Peter D. Cook	22777 Springwoods Village Pkwy, Spring, TX 77389	Mr. Cook has served as Director since April 1, 2019. He has also served as Business Services Manager since April 1, 2019. He was Controller from July 2014 through April 2019.	Australia

Staale Gjervik	22777 Springwoods Village Pkwy, Spring, TX 77389	Mr. Gjervik has served as Director since March 1, 2019 and President since April 1, 2019. He was Vice President from February 1, 2018 through March 1, 2019. He previously served as President of Esso Exploration Angola Ltd from August 2015 through January 2018 and Lead Country Manager at Exxon Mobil Corporation from May 2015 through August 2015.	Norwegian

Thomas Glenn Scott	22777 Springwoods Village Pkwy, Spring, TX 77389	Mr. Scott has served as Director since March 1, 2019 and Vice President since April 1, 2019. He was Senior Vice President from January 2015 through March 2019.	United States

S-1

The Letter of Transmittal and certificates evidencing Units and any other required documents should be sent or delivered by each unitholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail: Computershare Trust Company N.A. P.O. Box 43011 Providence, Rhode Island 02940-3011	By Overnight Mail: Computershare Trust Company N.A. 150 Royall Street, Suite V Canton, Massachusetts 02021

Questions and requests for assistance may be directed to the Information Agent at its addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may be directed to the Information Agent. Such copies will be furnished promptly at the Offeror’s expense. Unitholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. The Offeror will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Units pursuant to the Offer.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

Unitholders, Banks and Brokers

Call Toll Free: (800) 676-0281

Email: hugoton@georgeson.com